UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission file number 001-14540

Deutsche Telekom AG

(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,

53113 Bonn,

Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-118932, and the registration statement on Form S-8, File No. 333-106591, and into each respective prospectus that forms a part of those registration statements.

Defined Terms and Contact Information

The term “Report” refers to this Report on Form 6-K for the six-month period ended June 30, 2008. Deutsche Telekom AG is a stock corporation organized under the laws of the Federal Republic of Germany. As used in this Report, unless the context otherwise requires, the term “Deutsche Telekom” refers to Deutsche Telekom AG and the terms “we,” “us,” “our,” “Group” and “the Company” refer to Deutsche Telekom and, as applicable, Deutsche Telekom and its direct and indirect subsidiaries as a group. Our registered office is at Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, telephone number +49-228-181-0. Our agent for service of process in the United States is Deutsche Telekom, Inc., 600 Lexington Avenue, New York, NY 10022.

Forward-Looking Statements

This Report contains forward-looking statements that reflect the current views of our management with respect to future events. Forward-looking statements generally are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “plans,” “will,” “will continue,” “seeks,” “targets,” “goals,” “outlook” and similar expressions. Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events, although we intend to continue to meet our ongoing disclosure obligations under the U.S. securities laws (such as our obligations to file annual reports on Form 20-F and periodic and other reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among other factors: the development of demand for our fixed and mobile telecommunications services, particularly for new, higher value service offerings; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the Company is involved or may become involved; the pace and cost of the rollout of new services, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond our control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating our acquisitions; the development of asset values in Germany and elsewhere; the progress of our debt reduction and liquidity improvement initiatives; the development of our cost control and efficiency enhancement initiatives, including the areas of procurement and personnel reductions; risks and uncertainties relating to benefits anticipated from our international expansion, particularly in the United States; the progress of our domestic and international investments, joint ventures and alliances; our ability to gain or retain market share in the face of competition; our ability to secure and retain the licenses needed to offer services; the effects of price reduction measures and our customer acquisition and retention initiatives; the availability, term and deployment of capital, particularly in view of our debt refinancing needs, actions of the rating agencies and the impact of regulatory and competitive developments on our capital outlays; the progress of our workforce adjustment initiatives and outcome of labor negotiations; and changes in currency exchange rates and interest rates. Additionally, we periodically assess our goodwill for indications of impairment by monitoring, among other things, changes in competitive conditions, expectations of growth in the industry, and changes in market and other factors, any of which could result in a risk of additional impairment charges. If these or other risks and uncertainties (including those described in “Forward-Looking Statements,” “Item 3. Key Information — Risk Factors” and elsewhere in our most recent Annual Report on Form 20-F for the year ended December 31, 2007 filed with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, our actual results may be materially different from those expressed or implied by such statements.

This Report also contains forward-looking statements that reflect the current views of management with respect to future market potential, such as the “Outlook” statements, as well as our dividend outlook, and include generally any information that relates to expectations or targets for revenue or other performance measures.

World Wide Web addresses contained in this Report are for explanatory purposes only and they (and the content contained therein) do not form a part of, and are not incorporated by reference into, this Report.

Exchange Rates

Unless otherwise indicated, all amounts in this Report have been expressed in euros.

As used in this document, “euro,” “EUR” or “€” means the single unified currency that was introduced in the Federal Republic of Germany (the “Federal Republic”) and ten other participating Member States of the European Union on January 1, 1999. “U.S. dollar,” “USD” or “$” means the lawful currency of the United States.

Amounts appearing in this Report that have been translated into euros from other currencies were translated in accordance with the principles described in the notes to the audited consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2007.

International Financial Reporting Standards (IFRS)

You should read the following discussion, including the accompanying condensed consolidated financial statements which have been prepared in accordance with the requirements of the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), in conjunction with the annual consolidated financial statements, including the notes to those financial statements, contained in our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the United States Securities and Exchange Commission.

The provisions of IFRIC 12 “Service Concession Arrangements” (“IFRIC 12”) became effective for annual periods beginning on or after January 1, 2008. Because IFRIC 12 is required to be accounted for retrospectively, the comparative periods included in our unaudited consolidated financial statements in this interim report on Form 6-K at and for the six months ended June 30, 2008, have been adjusted accordingly. The audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2007 have not been adjusted due to the immateriality of the impact of the application of IFRIC 12 on the presentation of our results of operations, financial position and cash flow. For further information, see “Interim consolidated financial statements—Selected explanatory notes- Accounting polices” contained elsewhere in this Report.

DEUTSCHE TELEKOM AT A GLANCE

	Second quarter of 2008				First half of 2008
	Q2 2008 millions of €		Q2 2007 millions of €[1]	Change %	H1 2008 millions of €	H1 2007 millions of €[1]	Change %	FY 2007 millions of €
Net revenue		15,125	15,575	(2.9)	30,103	31,028	(3.0)	62,516
Domestic		7,184	7,624	(5.8)	14,438	15,417	(6.4)	30,694
International		7,941	7,951	(0.1)	15,665	15,611	0.3	31,822
Profit from operations		1,868	2,043	(8.6)	4,166	3,838	8.5	5,286
Profit (loss) from financial activities		(976)	(789)	(23.7)	(1,653)	(1,534)	(7.8)	(2,833)
Profit before income taxes		892	1,254	(28.9)	2,513	2,304	9.1	2,453
Depreciation, amortization and impairment losses		(2,698)	(2,770)	2.6	(5,355)	(5,518)	3.0	(11,611)
Net profit		394	604	(34.8)	1,318	1,065	23.8	571
Earnings per share/ADS[a] basic/diluted	(€)	0.09	0.14	(35.7)	0.30	0.25	20.0	0.13
Cash capex[b]		(1,837)	(1,584)	(16.0)	(3,629)	(3,607)	(0.6)	(8,015)
Net cash from operating activities		3,682	3,150	16.9	7,013	5,215	34.5	13,714

Number of employees at balance sheet date	June 30, 2008	Mar. 31, 2008	Change June 30, 2008/ Mar. 31, 2008%	Dec. 31, 2007	Change June 30, 2008/ Dec. 31, 2007%	June 30, 2007	Change June 30, 2008/ June 30, 2007%

Deutsche Telekom Group	235,794	237,757	(0.8)	241,426	(2.3)	242,703	(2.8)
Non-civil servants	202,151	202,586	(0.2)	205,867	(1.8)	204,108	(1.0)
Civil servants	33,643	35,171	(4.3)	35,559	(5.4)	38,595	(12.8)

Number of fixed-network and mobile customers	June 30, 2008	Mar. 31, 2008	Change June 30, 2008/ Mar. 31, 2008%	Dec. 31, 2007	Change June 30, 2008/ Dec. 31, 2007%	June 30, 2007	Change June 30, 2008/ June 30, 2007%

Fixed network lines[c] (millions)	35.2	35.9	(1.9)	36.6	(3.8)	37.7	(6.6)
Broadband lines[d] (millions)	14.6	14.4	1.4	13.9	5.0	12.7	15.0
Mobile customers[e] (millions)	125.0	123.1	1.5	120.8	3.5	115.0	8.7

1	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statements - Selected explanatory notes- Accounting polices” contained elsewhere in this Report.
a	One ADS (American Depositary Share) corresponds to one ordinary share of Deutsche Telekom AG.
b	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement. In the first half of 2007 and in the full year 2007 these include investments totaling EUR 112 million for parts of Centrica PLC taken over by T-Systems UK in connection with an asset deal.
c	Fixed-network lines in operation. Telephone lines excluding internal use and public telecommunications, including wholesale services.
d	Broadband lines in operation, including Germany and Eastern Europe. The prior-year figures were adjusted to reflect the deconsolidation of T-Online France S.A.S. in June 2007 and T-Online Spain S.A.U. in July 2007.
e	Number of customers of the fully consolidated mobile communications companies of the Mobile Communications Europe (including Virgin Mobile) and Mobile Communications USA operating segments. Orange Nederland and SunCom Wireless customers are also included in the historic customer base.

HIGHLIGHTS

Events in the second quarter of 2008

Group

OTE.

On June 19, 2008, the Greek Parliament in Athens approved the shareholders’ agreement and the share purchase agreement between the Hellenic Republic and Deutsche Telekom. Upon consummation of the agreements we will increase our stake in the Greek company Hellenic Telecommunications S.A., Athens, Greece (OTE) to 25 percent plus one share and therefore Deutsche Telekom will be in a position to fully consolidate OTE in its financial statements. The agreements are still subject to approval by the responsible regulatory authorities. On June 26, 2008, Hamid Akhavan and Dr. Karl-Gerhard Eick were appointed to the board of OTE at the Annual General Assembly for a three-year term.

Seven-year Eurobond.

On April 14, 2008, we issued a Eurobond through our financing arm Deutsche Telekom International Finance B.V. The bond has a notional amount of EUR 1.5 billion, a coupon of 5.75 percent and matures on April 14, 2015. Despite challenging capital market conditions, the issue was successfully placed.

Rating

After Deutsche Telekom and the Greek government agreed on the investment in OTE Moody’s and Standard & Poor’s lowered the long-term rating of Deutsche Telekom by one notch from A3 to Baa1 and A- to BBB+, respectively on May 19, 2008. The outlook at both rating agencies is stable. The downgrades from Moody’s and Standard & Poor’s led to a one-time interest expense of EUR 0.2 billion in the second quarter. See Liquidity and Capital Resources for more information.

32,000 Program completed ahead of schedule.

The staff restructuring program in Germany, structured to avoid compulsory redundancies, was continued successfully in the second quarter of 2008 and the 32,000 Program launched in 2005 was completed ahead of schedule. There are currently no plans for a new Group-wide staff restructuring program. In view of the intensity of competition and the prevailing regulatory environment in Germany, staff restructuring will, however, continue to the extent necessary. Staff restructuring was accomplished in the first half of 2008, in particular by partial retirement, voluntary redundancy packages and employment opportunities (previously “capacity management”) in the public sector. In the first half of 2008, 1,900 of the approximately 4,000 new employees planned for the 2008 financial year were recruited.

Mobile Communications Europe

EDGE mobile standard available throughout Germany.

T-Mobile Deutschland has been offering its customers mobile broadband services across Germany since the second quarter of 2008. The last stage in the roll-out of the EDGE standard, and with it one of the largest GSM network upgrade programs in the world, was completed. As a result, the technical infrastructure for the optimum deployment of future premium products such as the iPhone 3G, BlackBerry Bold, MDA compact IV and MDA vario IV is now in place throughout Germany.

Eastern European companies post success in terms of growth and customer satisfaction.

T-Mobile Hungary exceeded the 5 million mobile customers mark for the first time, consolidating its customer leadership in Hungary. The Polish company PTC received first prize with its ERA brand in the Mobile Phone Network Poland category of the 2008 European Trusted Brands poll staged annually by the well-known Reader’s Digest publishing house.

T-Mobile Deutschland signs collective wage agreement.

T-Mobile Deutschland and the union, ver.di, brought the collective bargaining round to a successful conclusion. The outcome envisages a two-step salary increase. The salaries of around 4,000 pay-scale employees will be increased as of June 1, 2008 by 3.6 percent. The second step will follow on June 1, 2009, with salaries increasing by a further 2.3 percent. In addition, a one-time payment of EUR 650 for the lower and EUR 550 for the higher salary groups has been agreed for 2008. In January 2009, employees in the lower salary group will again receive a one-time payment of EUR 500, while EUR 400 will be paid to those in the higher salary groups. The collective agreement is valid through December 31, 2009. During the talks it was agreed that negotiations on modifications to the salary system will be initiated. Negotiations are due to start soon and should be concluded by the end of 2008. The effectiveness of the collective agreement through the end of 2009 will enable a new remuneration system to be implemented in 2009 without the need for an additional round of collective bargaining.

Mobile Communications USA

T-Mobile USA ranks highest in wireless retail customer satisfaction.

T-Mobile USA, received the highest ranking in the J.D. Power and Associates Wireless Retail Sales Satisfaction StudySM – Volume 1, building on the highest ranking the company received earlier this year in overall customer care. Study results released in May 2008 by J.D. Power and Associates show customers rate T-Mobile highly in all areas measured to determine overall retail performance. The four key factors used to measure performance are sales staff, store display, store facility, and price/promotion.

T-Mobile USA begins commercial 3G network roll-out.

T-Mobile USA announced in May 2008 that the company has taken the first commercial step in the roll-out of its third-generation (3G) wireless network by launching its UMTS/HSDPA network in New York City. T-Mobile USA plans to continue the roll-out of its 3G network across major metropolitan markets through the year. By year’s end, T-MobileUSA expects its high-speed data network will be available in up to 25 additional major metropolitan markets. T-Mobile’s 3G network supports voice and data services consistent with available service and handset offerings. The company today offers multiple phones that are able to operate on the UMTS network. The phones are designed to connect automatically to the best available network (3G or GSM/GPRS/EDGE) to provide the excellent call quality and a broad variety of communication services customers expect from T-Mobile.

Broadband/Fixed Network

Customer Relationship Management T-Home (CRM-T) put into operation.

The CRM-T system was put into operation at the beginning of April 2008, the aim being to improve customer service at T-Home. CRM-T is the basis for the planned consolidation and simplification of the complex IT and process structure at T-Home that should make a major contribution to improving customer service.

Strategic cooperation for Videoload and Gamesload.

In May 2008, a cooperative arrangement with Warner Brothers enabled Videoload to start offering its customers movies to coincide with their release on DVD. In mid-June 2008, Gamesload became the first portal in Germany to offer games from the online publisher NCsoft Europe (NCE) for download. NCsoft has made its name mainly by developing and marketing multiplayer online games.

Magyar Telekom changes brand structure and introduces T-Home.

The leading Hungarian telecommunications provider, in terms of revenues Magyar Telekom, decided to replace the brands T-Com, T-Online and T-Kábel with the T-Home brand beginning in the fall of 2008.

Business Customers

Sparkassen Informatik and FinanzIT commission a new voice and data network from T-Systems.

The Sparkasse companies are entering into an arrangement with T-Systems, the aim of which is to develop and build a new IP network for voice and data. The network will link together Sparkassen Informatik, FinanzIT, and approximately 480 institutions of the Sparkasse organization in Germany. A total of 16,000 branches will access all the data and applications made available by the two IT service providers for the Sparkasse organization via the network.

Major network contract signed with Siemens.

Siemens continues to entrust its high-speed communication to T-Systems. The technology group has extended the agreement for the operation of its high-performance network in Germany and Eastern Europe until September 2011. The agreement includes across-the-board technological further development.

GROUP STRATEGY

“Focus, fix and grow” – On the way to becoming the market leader for connected life and work.

Our aim is to position ourself as a global market leader for connected life and work. This vision embraces the key trends in the telecommunications and IT industries. The mobile Internet is set to become part of everyday life for both business customers and consumers over the next few years. Bandwidth and, in turn, line speeds both in the fixed and mobile networks will increase further, TV in HD quality will also become commonplace, as will communication with machines. Increasing digitization of many areas of life, personalization of a host of services, coupled with increasing mobility are the drivers behind these developments.

We identified these trends early on and we are actively helping structure them to leverage the resulting opportunities for us. That is why we have been developing innovative products for our customers, investing in powerful infrastructure that provides simple, secure access to content, and constantly improving our customer service. Thanks to our “Focus, fix and grow” strategy, the Group has a sound framework to work on realizing our corporate vision in a focused, successful way. Four key areas of action continue to underpin the Group strategy:

•	Improve competitiveness in Germany and in Central and Eastern Europe
•	Grow abroad with mobile communications
•	Mobilize the Internet and the Web 2.0 trend
•	Roll out network-centric ICT

Improving competitiveness

We combat fierce competition by expanding our infrastructure, further developing our product range and improving customer service. The roll-out of our UMTS (including HSDPA and HSUPA), DSL as well as VDSL networks will also enable the Group to benefit from the dynamic development of broadband business going forward. High-speed ADSL2+ is scheduled to be available in up to 1,000 towns and cities, and VDSL in 50 towns and cities by the end of 2008. Together, these two technologies will cover more than half the households in Germany.

The high-speed network can be used to offer not only voice telephony and broadband Internet but also additional high-quality content such as the Entertain packages from T-Home. Around 150 TV channels are available, as well as features such as time-shifted television and a video-on-demand service offering 2,600 downloadable titles. The lineup is constantly being expanded with the inclusion of compelling formats thanks to a range of collaborative ventures. For instance, Entertain customers have recently been given access to selected content from MTV Networks channels and the Discovery Networks group.

Improving customer service is a core component of our strategy. Call-center availability has been improved significantly. The Service Saturday has worked well and has been included in the standard service offering. Customers have come to appreciate the flexibility of also being able to call on our on-site services during the weekend.

On the cost side, we need to further reorganize our structures in light of fierce competition. The Save for Service program launched in 2006 continues. We believe that there is potential for savings of between at least EUR 4.2 and EUR 4.7 billion each year by 2010. Cumulative savings under this program of EUR 3.0 billion had already been generated as of June 30, 2008.

Mobilizing the Internet and the Web 2.0 trend

Internet usage is becoming more and more mobile, customers are becoming part of networks increasingly often and are producing content themselves. We are responding to these trends by developing suitable products and services or cooperating with selected partners. The MyFaves rate plans provide the Group with a strong product, which promotes mobile communications in communities and supports social networks. We provide mobile, open Internet usage thanks to web’n’walk. More than 4.1 million mobile customers in the Western European companies have opted for this service, with around a quarter of them personalizing the web’n’walk homepage in line with their own preferences and Internet habits.

In addition to in-house developments, we are also integrating popular Internet services. T-Mobile is cooperating with the likes of Yahoo! to provide mobile search functions, has integrated social web services such as YouTube, MySpace, Facebook and Flickr into its web’n’walk portal, and is cooperating with AOL, ICQ, Yahoo! and Microsoft on mobile instant messaging. In the field of mobile broadband Internet, we are also in a position to benefit from cooperation with well-known notebook manufacturers (including HP, Sony, Toshiba, Fujitsu) who integrate 3G modules in their devices from the start. T-Mobile offers attractive packages comprising discounted laptops and mobile broadband Internet contracts. The launch of the new iPhone 3G, which is being marketed exclusively by T-Mobile in Germany and the Netherlands, opens up a great deal of potential. It combines all the revolutionary features of the iPhone with the UMTS network, an integrated GPS receiver for enhanced location-based services and the iPhone 2.0 software.

We have also joined forces with Google and more than thirty other leading technology and mobile communications companies to form the Open Handset Alliance. This alliance aims to develop innovative mobile devices and services based on a new operating system called Android. The first mobile handset based on this operating system is scheduled to be launched in 2008.

Growing abroad with mobile communications

International mobile business remains the key growth driver for us. T-Mobile USA alone increased its customer base by 2.3 percent in the second quarter of 2008 to approximately 31.5 million customers. In the second quarter of 2008, around 1.9 million mobile customers were added across the Group.

In addition to organic growth, we have taken an important step in promoting growth through acquisition. The Group most recently announced the acquisition of 25 percent plus one share in the Greek company Hellenic Telecommunications S.A., Athens, Greece (OTE). OTE is the market leader in Greece in terms of customers, revenues and market share, and has subsidiaries in Romania, Bulgaria, Macedonia and Albania, as well as an investment in Serbia. At the end of 2007, OTE’s fully consolidated companies operated 9 million fixed lines and served 1.2 million broadband customers, as well as 15.5 million mobile customers. Overall, OTE has access to some 56 million people in its footprint markets with considerable growth potential both in the fixed-network and mobile area.

Rolling out network-centric ICT

Demand for efficient systems solutions based on IP infrastructure is rising sharply in the business customers segment. T-Systems is taking advantage of this development by providing its customers with an integrated service offering comprising network-centric information and communications technology (ICT). The key element in this strategy is the combined provisioning of IT and telecommunications services with an end-to-end service guarantee. The aim is to become the market leader in Europe; T-Systems already leads the field in core markets such as Germany, Austria and Switzerland.

An outsourcing contract signed with Royal Dutch Shell is an example of the success of this strategy. T-Systems is to operate Shell’s global computing and data storage centers in Europe, North America and Asia for a period of five years. The value of the contract is approximately EUR 1 billion over the term of this contract.

BUSINESS DEVELOPMENTS IN THE GROUP

Net revenue

We generated revenue of EUR 30.1 billion in the first six months of 2008, a decrease of EUR 0.9 billion or 3.0 percent year-on-year. Overall, exchange rate effects, especially in relation to the U.S. dollar and British pound sterling, had a negative impact on net revenue of EUR 1.2 billion. Revenue growth in the Mobile Communications USA operating segment on a U.S. dollar basis in particular was offset by negative effects from the translation into euros. The first-time consolidation of Orange Nederland and SunCom Wireless generated positive effects which were almost entirely offset by the effects of changes in the composition of the Group following the deconsolidation of Media & Broadcast, T-Online France and T-Online Spain. Revenue decreased in the Broadband/Fixed Network and Business Customers operating segments.

The Mobile Communications Europe operating segment recorded revenue growth of 1.2 percent year-on-year in the first half of 2008. Effects of changes in the composition of the Group due to the inclusion of Orange Nederland had a positive effect on the revenue development of the operating segment, offset by negative exchange rate effects – mainly in relation to the translation of British pounds sterling – as well as the persistently fierce price competition and the resulting decline in revenues from call minutes.

Revenue in the Mobile Communications USA operating segment was down slightly in the first half of 2008 compared with the previous half year. While the operating segment recorded a 14.3-percent improvement in revenue on a U.S. dollar basis – particularly as a result of customer growth and the effect of the full consolidation of SunCom Wireless – this was reduced by the substantial negative effects from the translation of U.S. dollars into euros.

Revenue in the Broadband/Fixed Network operating segment decreased year-on-year by 7.1 percent mainly due to continuing line losses and the growing popularity of flat rates. The revenue decline, only partly offset by growth in the number of DSL lines and leased unbundled local loop lines, was also due to the reduction in prices in the broadband market.

Revenue in the Business Customers operating segment also declined. In addition to existing price and competitive pressure in the voice and data services business and lower revenue from the Telecommunications unit, the deconsolidation of Media & Broadcast and the reassignment of ActiveBilling within the Group had a negative impact on revenue.

		Second quarter of 2008			First half of 2008
	Q1 2008 millions of €	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007 millions of €	Change %	FY 2007 millions of €
Net revenue	14,978	15,125	15,575	(2.9)	30,103	31,028	(3.0)	62,516
Mobile Communications Europe[a]	4,992	5,187	5,119	1.3	10,179	10,063	1.2	20,713
Mobile Communications USA[a]	3,461	3,498	3,545	(1.3)	6,959	7,013	(0.8)	14,075
Broadband/Fixed Network[a]	5,382	5,291	5,655	(6.4)	10,673	11,487	(7.1)	22,690
Business Customers[a]	2,603	2,667	2,962	(10.0)	5,270	5,868	(10.2)	11,987
Group Headquarters & Shared Services[a]	884	915	988	(7.4)	1,799	1,940	(7.3)	3,868
Intersegment revenue[b]	(2,344)	(2,433)	(2,694)	9.7	(4,777)	(5,343)	10.6	(10,817)

a	Total revenue (including revenue between operating segments).
b	Elimination of revenue between operating segments.

Contribution of the strategic business areas to net revenue (after elimination of revenue between strategic business areas)

	H1 2008 millions of €	Proportion of net revenue of the Group %	H1 2007 millions of €	Proportion of net revenue of the Group %	Change millions of €	Change %	FY 2007 millions of €
Net revenue	30,103	100.0	31,028	100.0	(925)	(3.0)	62,516
Mobile Communications Europe	9,850	32.7	9,718	31.3	132	1.4	20,000
Mobile Communications USA	6,953	23.1	7,000	22.6	(47)	(0.7)	14,050
Broadband/Fixed Network	8,914	29.6	9,697	31.3	(783)	(8.1)	19,072
Business Customers	4,082	13.6	4,422	14.2	(340)	(7.7)	8,971
Group Headquarters & Shared Services	304	1.0	191	0.6	113	59.2	423

With 32.7 percent, the Mobile Communications Europe operating segment provided the largest contribution to the net revenue of the Group during the first half of 2008. While the Mobile Communications Europe and Mobile Communications USA operating segments increased their contribution to net revenue year-on-year, the contributions by the Broadband/Fixed Network and Business Customers operating segments decreased.

Breakdown of net revenue by regions

The proportion of net revenue generated outside Germany in the first half of 2008 increased by 1.7 percentage points compared with the prior-year period to reach 52.0 percent. The reason was the decrease in domestic revenue, primarily in the Broadband/Fixed Network and Business Customers operating segments.

		Second quarter of 2008			First half of 2008
	Q1 2008 millions of €	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007 millions of €	Change %	FY 2007 millions of €
Net revenue	14,978	15,125	15,575	(2.9)	30,103	31,028	(3.0)	62,516
Domestic	7,254	7,184	7,624	(5.8)	14,438	15,417	(6.4)	30,694
International	7,724	7,941	7,951	(0.1)	15,665	15,611	0.3	31,822
Proportion generated internationally (%)	51.6	52.5	51.0		52.0	50.3		50.9
Europe (excluding Germany)	4,144	4,318	4,279	0.9	8,462	8,378	1.0	17,264
North America	3,460	3,497	3,564	(1.9)	6,957	7,039	(1.2)	14,159
Other	120	126	108	16.7	246	194	26.8	399

Cost of sales

	Second quarter of 2008			First half of 2008
	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007 millions of €	Change %	FY 2007 millions of €
Cost of sales	(8,342)	(8,590)	2.9	(16,664)	(17,210)	3.2	(35,337)

Aside from exchange rate effects, the decrease of EUR 0.5 billion in the cost of sales compared with the first half of 2007 was mainly due to cost reductions and efficiency gains.

Selling expenses

	Second quarter of 2008			First half of 2008
	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007 millions of €	Change %	FY 2007 millions of €
Selling expenses	(3,810)	(4,039)	5.7	(7,519)	(8,012)	6.2	(16,644)

Selling expenses decreased by EUR 0.5 billion compared with the first half of 2007. This was mainly due to exchange rate effects and lower marketing expenses.

Personnel

	Second quarter of 2008			First half of 2008
	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007 millions of €	Change %	FY 2007 millions of €
Personnel costs	(3,457)	(3,536)	2.2	(6,777)	(7,015)	3.4	(15,387)

The decrease in personnel costs by EUR 0.2 billion compared with the first half of 2007 to EUR 6.8 billion is mainly attributable to the further reduction in the average number of employees.

Average number of employees

	Second quarter of 2008			First half of 2008
	Q2 2008	Q2 2007	Change %	H1 2008	H1 2007	Change %	FY 2007
Deutsche Telekom Group	236,183	244,046	(3.2)	237,143	245,668	(3.5)	243,736
Non-civil servants	202,268	205,163	(1.4)	202,393	206,135	(1.8)	205,471
Civil servants	33,915	38,883	(12.8)	34,750	39,533	(12.1)	38,265
Trainees and student interns	10,065	10,423	(3.4)	10,334	10,679	(3.2)	10,708

The decrease in the average number of employees was mainly caused by continued personnel reductions in Germany and Eastern Europe. These reductions were partially offset by the effect of changes in the composition of the Group and an increase in the number of employees at T-Mobile USA.

Number of employees at balance sheet date

	June 30, 2008	Dec. 31, 2007	Change	Change %	June 30, 2007
Deutsche Telekom Group	235,794	241,426	(5,632)	(2.3)	242,703
Germany	142,358	148,938	(6,580)	(4.4)	153,822
International	93,436	92,488	948	1.0	88,881
Non-civil servants	202,151	205,867	(3,716)	(1.8)	204,108
Civil servants	33,643	35,559	(1,916)	(5.4)	38,595
Trainees and student interns	9,164	11,932	(2,768)	(23.2)	9,490

The decrease in the number of employees at the balance sheet date is also attributable to continued personnel reductions in Germany and Eastern Europe. These reductions were partially offset by the effect of changes in the composition of the Group and an increase in the number of employees at T-Mobile USA.

Depreciation, amortization and impairment losses

	Second quarter of 2008			First half of 2008
	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007 millions of €	Change %	FY 2007 millions of €
Amortization and impairment of intangible assets	(773)	(797)	3.0	(1,549)	(1,578)	1.8	(3,490)
Of which: UMTS licenses	(217)	(227)	4.4	(438)	(455)	3.7	(908)
Of which: U.S. mobile communications licenses	(7)	—	n.a.	(21)	(7)	n.a.	(9)
Of which: goodwill	—	—	—	—	—	—	(327)
Depreciation and impairment of property, plant and equipment	(1,925)	(1,973)	2.4	(3,806)	(3,940)	3.4	(8,121)
Total depreciation, amortization and impairment losses	(2,698)	(2,770)	2.6	(5,355)	(5,518)	3.0	(11,611)

Depreciation, amortization and impairment losses decreased by EUR 0.2 billion year-on-year, mainly as a result of lower depreciation of technical equipment and machinery.

Profit from Operations

In the first half of 2008, profit from operations in the Group increased by 8.5 percent year-on-year to EUR 4.2 billion. While profit from operations generated by the Business Customers, Mobile Communications Europe and Mobile Communications USA operating segments improved, the Broadband/Fixed Network and Group Headquarters and Shared Services operating segments each reported a decrease.

	Second quarter of 2008				First half of 2008
	Q1 2008 millions of €	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007 millions of €	Change %	FY 2007 millions of €
Profit from operations in the Group	2,298	1,868	2,043	(8.6)	4,166	3,838	8.5	5,286
Mobile Communications Europe	759	861	754	14.2	1,620	1,361	19.0	2,436
Mobile Communications USA	502	584	545	7.2	1,086	1,004	8.2	2,017
Broadband/Fixed Network	909	837	929	(9.9)	1,746	1,905	(8.3)	3,250
Business Customers	479	(65)	34	n.a.	414	78	n.a.	(323)
Group Headquarters & Shared Services	(277)	(305)	(215)	(41.9)	(582)	(465)	(25.2)	(1,973)
Reconciliation	(74)	(44)	(4)	n.a.	(118)	(45)	n.a.	(121)

Profit/loss from financial activities

	Second quarter of 2008			First half of 2008
	Q2 2008 millions of €	Q2 2007 millions of €[a]	Change %	H1 2008 millions of €	H1 2007 millions of €[a]	Change %	FY 2007 millions of €
Profit (loss) from financial activities	(976)	(789)	(23.7)	(1,653)	(1,534)	(7.8)	(2,833)
Finance costs	(770)	(685)	(12.4)	(1,342)	(1,343)	0.1	(2,514)
Interest income	87	69	26.1	158	116	36.2	261
Interest expense	(857)	(754)	(13.7)	(1,500)	(1,459)	(2.8)	(2,775)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	5	6	(16.7)	16	13	23.1	55
Other financial income (expense)	(211)	(110)	(91.8)	(327)	(204)	(60.3)	(374)

a	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statements - Selected explanatory notes- Accounting polices” contained elsewhere in this Report.

The increase in the loss from financial activities in the first half of 2008 compared with the same period in the prior year was predominantly attributable to the downgrade of Deutsche Telekom AG’s rating to BBB+/Baa1 and the resulting adjustment to the carrying amounts for a number of bonds with rating-linked coupons.

Profit before income taxes

Profit before income taxes for the first six months of 2008 was EUR 2.5 billion, up 9.1 percent over the prior-year comparative period. The main reason was the reduction in cost of sales and selling expenses which exceeded the decline in revenue, primarily as a result of cost-saving and efficiency enhancement programs in the Group. In addition, the gain on the disposal of Media & Broadcast had a positive effect on profit before income taxes. This improvement was offset in part by expenses for staff-related and other restructuring measures.

Income taxes

	Second quarter of 2008			First half of 2008
	Q2 2008 millions of €	Q2 2007 millions of €[a]	Change %	H1 2008 millions of €	H1 2007 millions of €[a]	Change %	FY 2007 millions of €
Income taxes	(344)	(516)	33.3	(906)	(989)	8.4	(1,373)

a	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statements - Selected explanatory notes- Accounting polices” contained elsewhere in this Report.

Income taxes decreased year-on-year despite the higher profits before income taxes. This was mainly a result of the reduction in the German income tax rate from 39 percent to 30.5 percent.

Net profit

Net profit increased year-on-year by EUR 0.3 billion to EUR 1.3 billion for the first half of 2008, mainly due to the aforementioned effects.

Segment Reporting

The following tables give an overall summary of Deutsche Telekom’s operating segments for the second quarter and the first six months of 2008 and 2007, as well as for the full 2007 financial year. Segment reporting further includes a reconciliation of the total profit/loss of the segments to the Group’s profit/loss for the respective periods.

Segment information in the quarters

Q2 2008 Q2 2007	Net revenue millions of €	Intersegment revenue millions of €	Total revenue millions of €	Profit (loss) from operations millions of €	Depreciation and amortization millions of €	Impairment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method millions of €[a]
Mobile Communications Europe	5,015	172	5,187	861	(941)	0	33,941	2
	4,934	185	5,119	754	(960)	0	35,631	0
Mobile Communications USA	3,496	2	3,498	584	(423)	(7)	29,670	12
	3,538	7	3,545	545	(484)	0	31,894	8
Broadband/Fixed Network	4,403	888	5,291	837	(882)	(1)	26,047	82
	4,762	893	5,655	929	(926)	0	25,875	127
Business Customers	2,057	610	2,667	(65)	(193)	(8)	7,903	17
	2,239	723	2,962	34	(221)	(1)	9,340	21
Group Headquarters & Shared Services	154	761	915	(305)	(175)	(75)	11,930	2,520
	102	886	988	(215)	(176)	(13)	11,844	4
Total	15,125	2,433	17,558	1,912	(2,614)	(91)	109,491	2,633
	15,575	2,694	18,269	2,047	(2,767)	(14)	114,584	160
Reconciliation	—	(2,433)	(2,433)	(44)	9	(2)	(3,276)	(1)
	—	(2,694)	(2,694)	(4)	11	0	(2,619)	0
Group	15,125	—	15,125	1,868	(2,605)	(93)	106,215	2,632
	15,575	—	15,575	2,043	(2,756)	(14)	111,965	160

a	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statements - Selected explanatory notes- Accounting polices” contained elsewhere in this Report.

Half-year segment information

H1 2008 H1 2007	Net revenue millions of €	Intersegment revenue millions of €	Total revenue millions of €	Profit (loss) from operations millions of €	Depreciation and amortization millions of €	Impairment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method millions of €[a]
Mobile Communications Europe	9,850	329	10,179	1,620	(1,881)	0	33,941	2
	9,718	345	10,063	1,361	(1,939)	0	35,631	0
Mobile Communications USA	6,953	6	6,959	1,086	(869)	(21)	29,670	12
	7,000	13	7,013	1,004	(953)	(7)	31,894	8
Broadband/Fixed Network	8,914	1,759	10,673	1,746	(1,781)	(3)	26,047	82
	9,697	1,790	11,487	1,905	(1,830)	(4)	25,875	127
Business Customers	4,082	1,188	5,270	414	(386)	(9)	7,903	17
	4,422	1,446	5,868	78	(438)	(1)	9,340	21
Group Headquarters & Shared Services	304	1,495	1,799	(582)	(347)	(80)	11,930	2,520
	191	1,749	1,940	(465)	(350)	(21)	11,844	4
Total	30,103	4,777	34,880	4,284	(5,264)	(113)	109,491	2,633
	31,028	5,343	36,371	3,883	(5,510)	(33)	114,584	160
Reconciliation	—	(4,777)	(4,777)	(118)	23	(1)	(3,276)	(1)
	—	(5,343)	(5,343)	(45)	25	0	(2,619)	0
Group	30,103	—	30,103	4,166	(5,241)	(114)	106,215	2,632
	31,028	—	31,028	3,838	(5,485)	(33)	111,965	160

a	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statements - Selected explanatory notes- Accounting polices” contained elsewhere in this Report.

Segment information for the 2007 financial year

FY 2007	Net revenue millions of €	Intersegment revenue millions of €	Total revenue millions of €	Profit (loss) from operations millions of €	Depreciation and amortization millions of €	Impairment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method millions of €
Mobile Communications Europe	20,000	713	20,713	2,436	(3,903)	(338)	35,151	0
Mobile Communications USA	14,050	25	14,075	2,017	(1,883)	(9)	30,146	10
Broadband/Fixed Network	19,072	3,618	22,690	3,250	(3,605)	(70)	25,668	86
Business Customers	8,971	3,016	11,987	(323)	(882)	(25)	9,352	18
Group Headquarters & Shared Services	423	3,445	3,868	(1,973)	(708)	(259)	11,946	4
Total	62,516	10,817	73,333	5,407	(10,981)	(701)	112,263	118
Reconciliation	—	(10,817)	(10,817)	(121)	48	23	(3,201)	0
Group	62,516	—	62,516	5,286	(10,933)	(678)	109,062	118

Reconciliation of total profit/loss of segments to the Group’s profit/loss for the period

	Second quarter of 2008		First half of 2008
	Q2 2008 millions of €	Q2 2007 millions of €[a]	H1 2008 millions of €	H1 2007 millions of €[a]	FY 2007 millions of €
Total profit (loss) of reportable segments	1,912	2,047	4,284	3,883	5,407
Reconciliation to the Group	(44)	(4)	(118)	(45)	(121)
Profit from operations of the Group	1,868	2,043	4,166	3,838	5,286
Profit (loss) from financial activities	(976)	(789)	(1,653)	(1,534)	(2,833)
Profit before taxes	892	1,254	2,513	2,304	2,453
Income taxes	(344)	(516)	(906)	(989)	(1,373)
Profit after income taxes	548	738	1,607	1,315	1,080

a	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statements - Selected explanatory notes- Accounting polices” contained elsewhere in this Report.

Development of business in the operating segments.

Mobile Communications Europe and Mobile Communications USA.

Mobile Communications:

Customer development

	June 30, 2008 millions	Mar. 31, 2008 millions	Change June 30, 2008/ Mar. 31, 2008%	Dec. 31, 2007 millions	Change June 30, 2008/ Dec. 31, 2007%	June 30, 2007 millions	Change June 30, 2008/ June 30, 2007%
Mobile Communications Europe [a]	93.5	92.3	1.3	90.9	2.9	87.0	7.5
T-Mobile Deutschland [b]	38.4	37.1	3.5	36.0	6.7	34.3	12.0
T-Mobile UK c	16.8	17.1	(1.8)	17.3	(2.9)	16.8	0.0
PTC (Poland)	12.8	13.0	(1.5)	13.0	(1.5)	12.5	2.4
T-Mobile Netherlands (NL) [d]	5.3	5.2	1.9	4.9	8.2	4.8	10.4
T-Mobile Austria (A)	3.3	3.3	0.0	3.3	0.0	3.1	6.5
T-Mobile CZ (Czech Republic)	5.3	5.3	0.0	5.3	0.0	5.1	3.9
T-Mobile Hungary	5.1	4.9	4.1	4.9	4.1	4.5	13.3
T-Mobile Croatia	2.5	2.5	0.0	2.4	4.2	2.2	13.6
T-Mobile Slovensko (Slovakia)	2.3	2.3	0.0	2.4	(4.2)	2.2	4.5
Other [e]	1.7	1.7	0.0	1.6	6.3	1.4	21.4
Mobile Communications USA [a]	31.5	30.8	2.3	29.8	5.7	28.0	12.5
Mobile customers (total) [a]	125.0	123.1	1.5	120.8	3.5	115.0	8.7

a	One mobile communications card corresponds to one customer. The total is calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown. Organic customer growth is reported for better comparability: Orange Nederland and SunCom customers are also included in the historic customer base.
b	As a result of court rulings against competitors, T-Mobile Deutschland changed its deactivation policy at the beginning of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. Accordingly, in 2007 and the first half of 2008, far fewer customers were deactivated.
c	Including Virgin Mobile.
d	Including the first-time consolidation of Orange Nederland from October 1, 2007 and Online (formerly Orange Nederland Breedband B. V.) in the second quarter of 2008. The consolidation of Online has no effect on the number of customers of the T-Mobile Netherlands Group, as only mobile communications customers are shown.
e	“Other” includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).

Mobile Communications Europe

The previous year’s positive customer growth in the Mobile Communications Europe operating segment continued in the first half of 2008. The highest increases compared with the end of 2007 were generated by T-Mobile Deutschland (2.4 million customers), T-Mobile Netherlands (0.4 million customers) and T-Mobile Hungary (0.2 million customers). The T-Mobile companies in Croatia, Macedonia and Montenegro also contributed to positive customer development. The number of contract customers continued to rise in the first half of 2008. Their share as a proportion of the total customer base increased in particular in the T-Mobile companies in Slovakia, Poland, the Czech Republic and Austria, and in the Southeastern European companies. T-Mobile Deutschland also registered growth in its contract customer base from the start of the year. This success was a result of the focused customer acquisition strategy including the marketing of rates with inclusive minutes, flat rates and new and attractive hardware offers in conjunction with a long-term contract. A change in the legal position in 2007 was a main reason for the large number and strong growth of prepay customers at T-Mobile Deutschland: Prepay customers can now use their credit over a longer period and are therefore held as customers for longer.

Mobile Communications USA

The Mobile Communications USA operating segment added 668,000 customers in the second quarter of 2008, compared to 857,000 net adds in the second quarter of 2007 and 981,000 net adds in the first quarter of 2008 (excluding the acquired SunCom customer base of 1.1 million customers). New contract customers accounted for almost 80 percent or 525,000 of the net adds in the second quarter of 2008, compared to 687,000 contract net adds in the second quarter of 2007 and 732,000 in the first quarter. The lower contract customer growth in the second quarter of 2008 compared with the first quarter of 2008 can be attributed to a sequential increase in contract churn. The two-year anniversary of the introduction of two-year contracts in April 2006 contributed to the increase in churn in the second quarter of 2008, as the second quarter was the first reporting period during which two-year contracts could have expired. Contract gross adds in the second quarter were in line with the first quarter of 2008 – a reflection of successful products such as myFaves, with now more than 6.5 million customers, FlexPay, an innovative hybrid plan that combines elements of traditional postpaid and prepaid plans, and the Unlimited Family plan for calling and messaging, which was introduced at the beginning of June 2008. The Mobile Communications USA operating segment ended the second quarter of 2008 with a customer base of 31.5 million.

ARPU

	Q2 2008 Service Revenue	Q2 2008	Q2 2008 Average number of customers	Q2 2007 Service Revenue	Q2 2007	Q2 2007 Average number of customers
	millions of (€)	ARPU (€)	(millions)	millions of (€)	ARPU (€)	(millions)
Service Revenue
T-Mobile Deutschland	1,776	16	37.8	1,811	18	33.7
T-Mobile UK a	915	26	11.9	1,072	31	11.6
PTC (Poland)	563	15	12.9	467	13	12.4
T-Mobile Netherlands	403	26	5.2	283	36	2.6
T-Mobile Austria	260	26	3.3	278	30	3.1
T-Mobile CZ (Czech Republic)	324	20	5.3	271	18	5.1
T-Mobile Hungary	256	17	5.0	255	19	4.5
T-Mobile Croatia	138	18	2.5	134	20	2.2
T-Mobile Slovensko (Slovakia)	132	19	2.3	118	18	2.2
T-Mobile USA	3,031	32	31.1	3,033	38	26.4

a	Excludes Virgin Mobile customers and revenues for purposes of calculating ARPU.

ARPU – average revenue per user – is used to measure monthly revenue from services per customer. ARPU is calculated as follows: revenue generated by customers for services (i.e., voice services, including incoming and outgoing calls, and data services) plus roaming revenue, monthly charges, and revenue from visitor roaming, divided by the average number of customers in the month. Revenue from services excludes the following: revenue from terminal equipment, revenue from customer activation, revenue from virtual network operators, and other revenue not generated directly by T-Mobile customers. ARPU is not uniformly defined and utilized by all companies in our industry group. Accordingly, such measures may not be comparable with similarly titled measures and disclosures by other companies.

Mobile Communications Europe:

Development of operations

		Second quarter of 2008			First half of 2008
	Q1 2008 millions of €	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007 millions of €	Change %	FY 2007 millions of €
Total revenue [a]	4,992	5,187	5,119	1.3	10,179	10,063	1.2	20,713
Of which:
T-Mobile Deutschland	1,884	1,953	2,009	(2.8)	3,837	3,960	(3.1)	7,993
T-Mobile UK	1,058	1,016	1,178	(13.8)	2,074	2,343	(11.5)	4,812
PTC	524	580	486	19.3	1,104	932	18.5	1,965
T-Mobile NL [b]	416	447	301	48.5	863	589	46.5	1,318
T-Mobile A	274	270	295	(8.5)	544	605	(10.1)	1,182
T-Mobile CZ	311	332	282	17.7	643	547	17.6	1,171
T-Mobile Hungary	258	282	278	1.4	540	543	(0.6)	1,118
T-Mobile Croatia	129	148	144	2.8	277	267	3.7	581
T-Mobile Slovensko	128	141	127	11.0	269	245	9.8	510
Other [c]	53	64	60	6.7	117	109	7.3	236
Profit from operations	759	861	754	14.2	1,620	1,361	19.0	2,436
Depreciation, amortization and impairment losses	(940)	(941)	(960)	2.0	(1,881)	(1,939)	3.0	(4,241)
Cash capex [d]	(471)	(318)	(387)	17.8	(789)	(835)	5.5	(1,938)
Number of employees [e]	29,279	28,968	30,144	(3.9)	29,138	30,137	(3.3)	30,802

a	The amounts stated for the national companies correspond to their respective unconsolidated financial statements without taking into consideration consolidation effects at operating segment level.
b	Including first-time consolidation of Orange Nederland from October 1, 2007 and of Online (formerly Orange Nederland Breedband B.V.) in the second quarter of 2008, retroactively as of October 1, 2007.
c	“Other” includes revenues generated by T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).
d	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
e	Average number of employees during the period.

Total revenue

Total revenue in the Mobile Communications Europe operating segment for the first half of 2008 increased by 1.2 percent year-on-year to EUR 10.2 billion. Not including exchange rate effects, T-Mobile CZ, PTC and all the Southeastern European national companies increased their revenue substantially compared with the previous year. Revenue at T-Mobile UK was impacted by a strong negative exchange rate effect of the British pound sterling which more than offset T-Mobile UK’s positive organic growth. The continuing intense price competition caused the revenues of T-Mobile Deutschland and T-Mobile Austria to decline compared with the first half of 2007. The increased numbers of customers partially offset the effects of the price pressure. The consolidation of Orange Nederland and Online (formerly Orange Breedband B.V.) also had a positive effect on revenue growth in Europe.

Profit from operations

Profit from operations in the Mobile Communications Europe operating segment increased by EUR 0.3 billion in the first half of 2008. This corresponds to a 19.0 percent increase compared with the first half of 2007. The main drivers behind this development were PTC and T-Mobile CZ and the national companies in Hungary and Slovakia. The first-time consolidation of Orange Nederland and Online also had a positive effect on earnings. The strong negative effect of the exchange rate for the British pound sterling reduced profit from operations for T-Mobile UK year-on-year. T-Mobile UK’s earnings were also impacted by higher expenses for customer retention measures and other sales-related services. The continuing tough price competition in Austria led to a reduction in profit from operations at T-Mobile Austria. T-Mobile Deutschland, on the other hand, increased its profit from operations despite intense competition. Lower depreciation, particularly at T-Mobile Austria and T-Mobile Deutschland, also helped to increase profit from operations.

Cash capex

Cash capex for the mobile communications business in Europe fell slightly below the level for the first half of 2007. The main reasons were smaller investments, particularly at T-Mobile Austria and T-Mobile UK. This effect partially offset the higher investments in Poland and Hungary.

Personnel

The average number of employees declined year-on-year, primarily due to a decrease in employee numbers at T-Mobile Deutschland. In Germany, the spin-off of customer service operations to Deutsche Telekom Kundenservice GmbH affected employee figures within the Group. As a result of this spin-off, Deutsche Telekom will report former T-Mobile customer service employees in the Broadband/Fixed Network operating segment from the first quarter of 2008. These effects were offset in part mainly by the inclusion of Orange Nederland and Online employees and a sharp increase in the number of PTC employees following the growth in sales through its own shops.

Mobile Communications USA:

Development of operations

		Second quarter of 2008			First half of 2008
	Q1 2008 millions of €	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007 millions of €	Change %	FY 2007 millions of €
Total revenue	3,461	3,498	3,545	(1.3)	6,959	7,013	(0.8)	14,075
Profit from operations	502	584	545	7.2	1,086	1,004	8.2	2,017
Depreciation, amortization and impairment losses	(460)	(430)	(484)	11.2	(890)	(960)	7.3	(1,892)
Cash capex [a]	(480)	(661)	(435)	(52.0)	(1,141)	(902)	(26.5)	(1,958)
Number of employees [b]	34,452	35,834	31,258	14.6	35,143	30,871	13.8	31,655

Including first-time consolidation of SunCom from February 22, 2008.

a	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
b	Average number of employees during the period.

Total revenue

Due to the significant strengthening of the euro over the course of the year, the Mobile Communications USA operating segment’s revenue in euros actually declined by 0.8 percent year-on-year to EUR 7.0 billion in the first half of 2008. However, the Mobile Communications USA operating segment grew by 14.3 percent year-on-year in local currency in the first half of 2008. The main factor driving this revenue growth was customer growth combined with stable ARPU. In addition, the first-time consolidation of SunCom Wireless in February 2008 contributed EUR 191 million into consolidated revenues in the first half of 2008.

Profit from operations

Profit from operations grew by 8.2 percent year-on-year in euros. This improvement is primarily due to the growth in Mobile Communications USA’s customer base.

Cash capex

Cash capex increased year-on-year from EUR 0.9 billion to EUR 1.1 billion in the first half of 2008. In U.S. dollar terms, cash capex grew by 46.3 percent year on year. This increase in cash capex is due in particular to significantly higher 3G expenditures in connection with the roll-out of Mobile Communications USA’s UMTS/HSDPA network. In the first half of 2008, the number of 3G base stations increased from approximately 8,000 at the end of 2007 to approximately 14,000 at the end of the second quarter of 2008.

Personnel

The average number of employees rose year-on-year and is related to the sustained customer growth and business expansion. The acquisition of SunCom Wireless in February 2008 added approximately 1,850 new employees to the Mobile Communications USA operating segment.

Broadband/Fixed Network

Customer development and selected KPIs

	June 30, 2008 millions	Mar. 31, 2008 millions	Change June 30, 2008/ Mar. 31, 2008%	Dec. 31, 2007 millions	Change June 30, 2008/ Dec. 31, 2007%	June 30, 2007 millions	Change June 30, 2008/ June 30, 2007%
Broadband
Lines (total)[a,b]	14.6	14.4	1.4	13.9	5.0	12.7	15.0
Of which: retail	11.2	10.8	3.7	10.2	9.8	9.0	24.4
Domestic[a]	13.1	13.0	0.8	12.5	4.8	11.5	13.9
Of which: retail	9.9	9.6	3.1	9.0	10.0	8.0	23.8
International[a,b]	1.6	1.5	6.7	1.4	14.3	1.2	33.3
Fixed Network
Lines (total)[a,b]	35.2	35.9	(1.9)	36.6	(3.8)	37.7	(6.6)
Domestic[a]	29.8	30.5	(2.3)	31.1	(4.2)	32.1	(7.2)
Of which: standard analog lines	21.4	21.9	(2.3)	22.4	(4.5)	23.3	(8.2)
Of which: ISDN lines	8.4	8.5	(1.2)	8.6	(2.3)	8.8	(4.5)
International[a,b]	5.4	5.4	0.0	5.5	(1.8)	5.6	(3.6)
Wholesale/resale
DSL resale[c]	3.4	3.6	(5.6)	3.7	(8.1)	3.7	(8.1)
Of which: domestic	3.2	3.4	(5.9)	3.5	(8.6)	3.5	(8.6)
ULLs[d]	7.6	7.0	8.6	6.4	18.8	5.5	38.2
Of which: domestic	7.5	7.0	7.1	6.4	17.2	5.5	36.4

Totals were calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown.

a	Telephone lines in operation excluding internal use and public telecommunications, including wholesale services.
b	International includes Eastern Europe with T-Hrvatski Telekom, Slovak Telekom, and Magyar Telekom including subsidiaries Makedonski Telekom AD (formerly Maktel) and Crnogorski Telekom. T-Online France and T-Online Spain were deconsolidated in 2007 and are not included here. Prior-year figures have been adjusted accordingly.
c	Definition of resale: Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group.
d	Unbundled local loop lines in Germany and abroad; wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.

Growth in the broadband market continued in the first half of 2008. Compared with the end of the first half of 2007, the number of broadband lines operated by the Group increased by 1.9 million to 14.6 million. In Germany, the number of broadband lines operated by Deutsche Telekom, increased by 1.6 million year-on-year to 13.1 million, mainly caused by the T-Home retail business although the resale business declined.

T-Home continues to push ahead with the expansion of the domestic broadband network in 2008. It is systematically implementing its expansion strategy, enabling more and more households to connect to the high-speed network infrastructure. Along with VDSL expansion in 50 towns and cities, Deutsche Telekom is working with local authorities to enable improved DSL service in rural areas where the investment does not make sound business sense from the Group’s perspective.

In the first half of 2008, the number of existing customers choosing complete packages rose to 11.7 million – an increase of 1.5 million. At just over 70 percent, products and services combining voice and Internet communication (Call & Surf) account for the largest proportion of customers opting for complete packages. The number of Entertain customers grew by 77,000 in the first half of 2008 to around 193,000. The service spectrum was expanded in the second quarter of 2008.

Demand for unbundled local loop lines (ULLs) in Germany increased by 1.1 million from the end of 2007 to a total of 7.5 million. Among other things, this was mainly the result of the migration of DSL resale customers to all-IP lines operated on the basis of ULLs. This development led to a corresponding decline in DSL resale lines in the first half of 2008, a decrease of 355,000 to 3.2 million. In the reporting period, Deutsche Telekom provided 2,000 of the newly introduced IP-based bitstream access stand-alone lines (IP-BSA SA, not coupled to a PSTN line from Deutsche Telekom), which have to be sold to competitors as wholesale products.

The broadband market in areas serviced by Broadband/Fixed Network’s international operations grew in the first half of 2008. With a total of 1.6 million broadband lines, including resale, the Broadband/Fixed Network segment achieved a year-on-year increase outside Germany of around 383,000, or 33.3 percent.

As expected, the Broadband/Fixed Network operating segment recorded a decrease in the number of fixed-network lines, as expected. The total number of fixed-network lines in Germany decreased by 653,000 in the second quarter of 2008 to 29.8 million.

The line losses include customers who previously obtained their broadband connection via a fixed network-based DSL resale line from Deutsche Telekom and are now migrating to a ULL-based all-IP line. The decrease is mainly attributable to customers switching to other fixed network, cable and mobile operators.

The number of total call minutes within the Deutsche Telekom network increased by 1.6 percent year-on-year to 51.9 billion minutes.

Broadband/Fixed Network:

Development of operations

		Second quarter of 2008			First half of 2008
	Q1 2008 millions of €	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007 millions of €	Change %	FY 2007 millions of €
Total revenue	5,382	5,291	5,655	(6.4)	10,673	11,487	(7.1)	22,690
Domestic	4,830	4,729	4,948	(4.4)	9,559	10,094	(5.3)	20,078
Of which: network communications	2,318	2,292	2,556	(10.3)	4,610	5,187	(11.1)	10,138
Of which: wholesale services	1,122	1,079	1,085	(0.6)	2,201	2,241	(1.8)	4,482
Of which: IP/Internet	624	618	590	4.7	1,242	1,222	1.6	2,452
Of which: other fixed-network services[a]	529	507	584	(13.2)	1,036	1,178	(12.1)	2,405
International	564	575	722	(20.4)	1,139	1,420	(19.8)	2,654
Profit (loss) from operations	909	837	929	(9.9)	1,746	1,905	(8.3)	3,250
Depreciation, amortization and impairment losses	(901)	(883)	(926)	4.6	(1,784)	(1,834)	2.7	(3,675)
Number of employees[b]	97,476	94,830	99,185	(4.4)	96,154	99,888	(3.7)	97,690
Domestic	81,660	79,245	80,411	(1.5)	80,453	80,910	(0.6)	79,704
International	15,816	15,585	18,774	(17.0)	15,701	18,978	(17.3)	17,986

a	Other revenue from other fixed-networks was reclassified and combined in other fixed-network services. Prior-year comparatives have been adjusted.
b	Average number of employees.

Reporting for the Broadband/Fixed Network operating segment is broken down into domestic and international. T-Online France was deconsolidated at the end of June 2007, and T-Online Spain at the end of July 2007. The Scout24 group is reported as domestic as its parent company is domiciled in Germany. ImmobilienScout GmbH has been fully consolidated since November 2007. Effective January 1, 2008, Broadband/Fixed Network operations were expanded to include ActiveBilling and T-Mobile Deutschland’s call center operations.

Total revenues

Total revenues in the first half of 2008 decreased by EUR 0.8 billion, or 7.1 percent, to EUR 10.7 billion as compared to the first half of 2007, primarily due to continuing line losses, the rising trend towards flat rate plans, and falling prices.

Total revenues, domestic

Overall, total domestic revenues decreased by 5.3 percent to EUR 9.6 billion in the first half of 2008 as compared with the first half of 2007. This decrease is primarily due to losses of lines and reduced call revenues arising from the increase in complete packages with a flat rate component. The increase in packages with a flat rate component results in lower call minute revenues as well as lower average revenue per call minute. Other factors included a decline in interconnection calls, price erosion in the broadband market, and decreased purchase of wholesale services by the Business Customers segment for voice and data products due to lower prices and volumes. The decrease in revenues was only partly offset by an increase in revenues due to an increase in revenues from the sale of unbundled local loop lines to competitors in Germany. Network communications revenues decreased due to intense competition caused revenues 11.1 percent to EUR 4.6 billion in the first half of 2008 as compared with the first half of 2007. This decrease is primarily due to a decrease in fixed-network access revenues and calling revenues in the first half of 2008 as compared to the first half of 2007 as a result of line losses. Increased revenues from voice flat rates in conjunction with access line products could not offset the decrease in call minute and access revenues due to the line losses.

Revenues from wholesale products decreased by 1.8 percent to EUR 2.2 billion in the first half of 2008 as compared to the first half of 2007, primarily due to a decrease in revenues from DSL resale lines resulting from the migration to ULL, as well as to decreases in revenues from interconnection calls in domestic mobile communication networks, and a decrease in demand from resellers for wholesale products for narrowband services. The decrease in wholesale services revenue was partially offset by volume-driven growth in revenue from unbundled local loop lines.

Revenues in the IP/Internet segment increased by 1.6 percent to EUR 1.2 billion in the first half of 2008 as compared to the first half of 2007. This increase is primarily due to the first-time full consolidation of ImmobilienScout GmbH, and volume growth in terms of DSL Retail lines. This growth was partially offset by price erosion for DSL Retail lines as a result of competition.

In “Other fixed network services”– comprised of data communications, value-added services and terminal equipment – revenues decreased by 12.1 percent to EUR 1.0 billion as compared with the first half of 2007, due to a decrease in volumes and to a lesser extent to a decline in prices. These decreases were only partly offset by an increase in operator services revenues as a result of increased volumes.

Total revenues, international

International revenues decreased by 19.8 percent to EUR 1.1 billion in the first half of 2008 as compared to the first half of 2007. The deconsolidation of T-Online France and T-Online Spain, tough competition in traditional fixed-network communications, and fixed-mobile substitution contributed to a decrease in revenues in the first half of 2008 as compared with the first half of 2007. Dynamic growth in the broadband segment in the Eastern European subsidiaries only partly compensated the decrease in revenues from the conventional fixed-line business.

Profit from Operations

Profit from operations decreased by EUR 0.2 billion to EUR 1.7 billion in the first half of 2008 as compared to the first half of 2007. The decrease in profit from operations is primarily due to decreases in revenues from network communications products in Germany which were only partially offset by a decrease in direct operating costs associated with those products.

Personnel

Broadband/Fixed Network is continuing its workforce restructuring program implementing socially responsible measures to reduce the average number of employees. In the first half of 2008, the average number of employees decreased by 3.7 percent to 96,154 as compared to the first half of 2007.

In Germany, the average number of employees decreased in the first half of 2008 by 457 to 80,453 as compared to the first half of 2007. This was primarily due to continued use of partial or early retirement and voluntary redundancies, the transfer of people with civil servant status into other employment opportunities, and the reassignment of staff to Group Headquarters & Shared Services. These decreases were mostly offset by the reassignment of ActiveBilling and the inclusion of T-Mobile Deutschland GmbH’s call center operations in the Broadband/Fixed Network operating segment, as well as with the permanent employment of former trainees.

In the first half of 2008, the average number of international employees decreased by 3,277 to 15,701 as compared to the first half of 2007. The average number of employees in Eastern Europe decreased by 2,298 in the first half of 2008 as compared to the first half of 2007 due to the successful improvement of performance processes and the sale of broadcasting services in Slovakia.

Cash capex

Cash capex increased slightly in the first half of 2008 as compared to the first half of 2007, mainly due to investment in the access network and transmission platform in Germany.

Business Customers

	June 30, 2008	Mar. 31, 2008	Change June 30, 2008/ Mar. 31, 2008%	Dec. 31, 2007	Change June 30, 2008/ Dec. 31, 2007%	June 30, 2007	Change June 30, 2008/ June 30, 2007%
Computing & Desktop Services
Number of servers managed and serviced (units)	41,618	41,026	1.4	39,419	5.6	36,082	15.3
Number of workstations managed and serviced (millions)	1.48	1.45	2.1	1.46	1.4	1.43	3.5
Systems Integration[a]
Hours billed[b] (millions)	5.6	2.7	n.a.	11.4	(50.9)	5.8	(3.4)
Utilization rate[c] (%)	80.3	80.0	0.3p	80.2	0.1p	80.2	0.1p

Percentages calculated on the basis of figures shown.

a	Domestic: excluding changes in the composition of the Group.
b	Cumulative figures at the balance sheet date.
c	Ratio of average number of hours billed to maximum possible hours billed per period.

Preliminary remarks

The reporting structure of T-Systems was modified at the beginning of 2008 in line with the new operational orientation. As a result, reporting no longer shows Enterprise and Business Services. The Business Services unit is now fully integrated into Telecommunications. Computing & Desktop Services and Systems Integration are not affected by the realignment. In addition, the deconsolidation of Media & Broadcast and the reassignment of ActiveBilling to the Broadband/Fixed Network operating segment had a significant impact on T-Systems’ financial figures. This is a consequence of T-Systems’ focus on network-centric ICT services.

Development of business

The business customer market for ICT services again saw tough competition and intense price pressure in the first half of 2008. Reported new orders decreased year-on-year, as a result of changes in the composition of the Group.

The positive development of directly comparable new order levels underlines the fact that T-Systems is on the right track with its new sales and marketing approach and its ability to provide ICT and telecommunications services worldwide. The focus on cross-border outsourcing contracts has already contributed to T-Systems’ continued international growth. Examples of this are the large contract with the oil company Royal Dutch Shell and with Siemens (networking its locations in Eastern Europe) and the South African insurance company Old Mutual Group (IT outsourcing).

Business Customers:

Development of operations

		Second quarter of 2008			First half of 2008
	Q1 2008 millions of €	Q2 2008 millions of €	Q2 2007 millions of €[a]	Change %	H1 2008 millions of €	H1 2007 millions of €[a]	Change %	FY 2007 millions of €[a]
Total revenue	2,603	2,667	2,962	(10.0)	5,270	5,868	(10.2)	11,987
Computing & Desktop Services [a]	869	866	1,036	(16.4)	1,735	2,041	(15.0)	4,166
Systems Integration [a]	414	440	415	6.0	854	830	2.9	1,711
Telecommunications [a]	1,320	1,361	1,511	(9.9)	2,681	2,997	(10.5)	6,110
Profit (loss) from operations	479	(65)	34	n.a.	414	78	n.a.	(323)
Depreciation, amortization and impairment losses	(194)	(201)	(222)	9.5	(395)	(439)	10.0	(907)
Cash capex [b]	(138)	(193)	(149)	(29.5)	(331)	(422)	21.6	(921)
Number of employees [c]	53,129	52,254	56,218	(7.1)	52,691	56,497	(6.7)	56,566

a	The reporting structure of T-Systems was modified at the beginning of the 2008 financial year to reflect the new operational orientation. As a result, reporting no longer shows Enterprise and Business Services. The Business Services unit is now fully integrated into Telecommunications. Computing & Desktop Services and Systems Integration were formerly reported under Enterprise Services and are not affected by the realignment. Prior periods have been adjusted accordingly.
b	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement. In the first half of 2007 these include outflows totaling EUR 112 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.
c	Average number of employees during the period.

Total revenue

Total revenue generated by the Business Customers operating segment in the first half of 2008 amounted to EUR 5.3 billion, a year-on-year decrease of 10.2 percent. Revenue was negatively impacted by changes in the composition of the Group and exchange rate effects. A decrease in revenue generated with customers within the Deutsche Telekom Group also contributed to the overall decline in total revenue.

The positive development of international business continued in the first half of 2008, while revenue in Germany declined. The decrease in domestic revenue is attributable both to the continued price erosion in the telecommunications and IT business and to the sale of Media & Broadcast as well as the reassignment of ActiveBilling to Broadband/Fixed Network.

Net revenue

The Business Customers operating segment generated net revenue of EUR 4.1 billion in first half of 2008 from business with customers outside the Deutsche Telekom Group, a decrease of 7.7 percent compared with the same period last year. Initial successes from the strategic alliance with Cognizant were not sufficient to compensate for the price-driven decrease in revenue at Systems

Integration. Computing & Desktop Services and Telecommunications also recorded a decline which was mainly attributable to changes in the composition of the Group as well as the falling prices in the mainstream IT business at Computing & Desktop Services. Although IP revenue increased at Telecommunications, this still did not offset the substantial price erosion in the voice and data business.

Profit from operations

In the first half of 2008, profit from operations was EUR 0.4 billion. This increase of EUR 0.3 billion is primarily due to the gain from the sale of Media & Broadcast of EUR 507 million.

Cash capex

Cash capex declined by EUR 0.1 billion in the reporting period. The higher level of cash capex in the prior year was a consequence of expenditures for the acquisition of infrastructure from Centrica in 2007.

Personnel

The average headcount in the Business Customers operating segment declined by 3,806 to 52,691, a decrease of 6.7 percent compared with the first half of 2007. The sale of Media & Broadcast and the reassignment of ActiveBilling to the Broadband/Fixed Network operating segment at the beginning of 2008 reduced the number of employees by approximately 3,000 compared with the corresponding prior-year period. The remaining reduction is due to the staff restructuring measures initiated in 2007. In Germany, the average number of employees declined by 5,863 year-on-year to 35,140, a decrease of 14.3 percent. This development is due primarily to the aforementioned deconsolidation and the reassignment of ActiveBilling as well as to the implementation of staff restructuring measures. The average headcount abroad rose by 2,057 – an increase of 13.3 percent. This was mainly attributable to implementation of the internationalization strategy.

Group Headquarters & and Shared Services

Group Headquarters and Shared Services performs strategic and cross-divisional management functions for the Deutsche Telekom Group and is responsible for operating activities that are not directly related to the core business of the Group. The Shared Services unit includes Real Estate Services, the activities of which include the management and servicing of Deutsche Telekom AG’s real estate portfolio (primarily within Germany), DeTeFleetServices GmbH, a full-service provider of fleet management and mobility services, and Vivento. Furthermore, Group Headquarters and Shared Services also includes the shared services and headquarters functions of Magyar Telekom.

To increase its competitiveness, we established Deutsche Telekom Accounting GmbH as of April 1, 2008 with the objective of aligning the financial accounting in a more modern and more efficient way and of exploiting economies of scale by merging locations. For this purpose, we bundle the accounting functions previously organized in each of the operating segments efficiently in a shared service center. The new company successfully completed the first location migrations in the second quarter of 2008.

On July 23, 2008, Deutsche Telekom and the Austrian company Strabag SE signed an agreement on the sale of our wholly-owned real estate and facility management services subsidiary DeTeImmobilien planned for October 1, 2008. Extensive arrangements have been agreed to secure the jobs and regulate the financial conditions of the around 6,200 current employees. In addition, a comprehensive service agreement with an initial term of ten years was concluded with Deutsche Telekom, the largest customer so far, based on market and industry benchmarks. The transaction is subject to approval by our Supervisory Board and the responsible anti-trust authorities. Deutsche Telekom’s real estate is not affected by the sale.

At Vivento, our personnel service provider, the focus in the first six months of 2008 was on acquiring additional external employment opportunities especially in the public sector for the employees of the Group (previously capacity management program), as well as on placement services in order to support the staff restructuring.

At the end of the first half of 2008, the workforce at Vivento totaled around 8,200 employees. This figure comprises around 600 of Vivento’s own employees and members of management, around 3,400 employees at the call center unit, around 1,900 employees who were engaged in projects with the Federal Employment Agency and other external employment arrangements, especially in the public sector (previously capacity management program), as well as around 2,300 additional transferees. The personnel costs of the assigned employees are to be partially financed by the external employment arrangements at normal market conditions. In the reporting period, around 3,200 staff left Vivento to pursue new employment opportunities. Since its formation, around 31,600 employees have found new jobs outside Vivento. Vivento took on around 1,200 employees during the first half of 2008, bringing the total number of Deutsche Telekom staff transferred to Vivento since its formation to around 39,800. During the reporting period, around 80 percent of the approximately 7,600 employees (excluding Vivento’s own staff and management) at Vivento were employed or undergoing training.

Development of operations

		Second quarter of 2008			First half of 2008
	Q1 2008 millions of €	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007 millions of €	Change %	FY 2007 millions of €
Total revenue	884	915	988	(7.4)	1,799	1,940	(7.3)	3,868
Loss from operations	(277)	(305)	(215)	(41.9)	(582)	(465)	(25.2)	(1,973)
Depreciation, amortization and impairment losses	(177)	(250)	(189)	(32.3)	(427)	(371)	(15.1)	(967)
Cash capex [a]	(103)	(100)	(82)	(22.0)	(203)	(199)	(2.0)	(471)
Number of employees [b]	23,737	24,297	27,241	(10.8)	24,017	28,275	(15.1)	27,023
Of which: at Vivento [c]	8,400	8,200	11,100	(26.1)	8,200	11,100	(26.1)	10,200

a	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
b	Average number of employees.
c	Number of employees at the balance sheet date, including Vivento’s own staff and management; figures rounded.

Revenue generated in the Group Headquarters and Shared Services’ operating segment decreased by 7.3 percent in the first six months of 2008. The decline was primarily caused by lower revenues at Vivento compared to the prior-year period, mainly resulting from the disposal of activities of VTS (Vivento Technical Services GmbH), from the sales of call center locations of VCS (Vivento Customer Services GmbH) as well as from price reductions in the call center unit. Lower revenues at Deutsche Funkturm GmbH within the Real Estate Services unit also had a negative impact on revenue. This decline was partially offset by growth in revenue from DeTeFleet Services GmbH’s fleet management business, primarily due to higher proceeds from vehicle sales within the regular replacement process. Another positive effect resulted from Deutsche Telekom Accounting GmbH’s accounting services billed to the operating segments.

Loss from operations of Group Headquarters and Shared Services increased by EUR 117 million year-on-year in the first half of 2008. The key factors driving this trend were lower net contributions from real estate sales, higher depreciation and amortization compared with the same period last year as well as the decline in revenue resulting from price reductions in the call center unit. Higher expenses due to staff-related measures were another factor negatively affecting loss from operations. This negative trend was partially offset by lower expenses related to the disposal of call center locations. Further positive influences resulted from the improvement in loss from operations following from the disposal of activities of VTS, the sales of call center locations as well as from lower personnel costs due to the reduced number of staff as a result of the fluctuation at Vivento.

In the first six months of 2008, the average number of employees was 24,017. The decrease of 4,258 employees compared with the first half of 2007 was mainly a result of the continued staff reduction at Vivento (primarily due to the disposal of activities of VTS and to the sales of call center locations).

Liquidity and Capital Resources

The following table provides information regarding our cash flows:

	Second quarter of 2008		First half of 2008
	Q2 2008 millions of €	Q2 2007 millions of €[a]	H1 2008 millions of €	H1 2007 millions of €[a]	FY 2007 millions of €[a]
Net cash from operating activities	3,682	3,150	7,013	5,215	13,714
Net cash used in investing activities	(4,214)	(855)	(6,437)	(2,297)	(8,054)
Net cash (used in) from financing activities	193	(4,139)	(862)	(3,538)	(6,125)
Effect of exchange rate changes on cash and cash equivalents	22	7	40	1	(100)
Net increase (decrease) in cash and cash equivalents	(317)	(1,837)	(246)	(619)	(565)
Cash and cash equivalents, at the beginning of the period	2,271	3,983	2,200	2,765	2,765
Cash and cash equivalents, at end of the period	1,954	2,146	1,954	2,146	2,200

Net cash from operating activities

Net cash from operating activities amounted to EUR 7.0 billion in the reporting period, compared with EUR 5.2 billion in the prior-year period. The increase was primarily attributable to favorable changes in working capital and lower interest payments, partly offset by the year-on-year increase in tax payments.

Net cash used in investing activities

Net cash used in investing activities totaled EUR 6.4 billion as compared with EUR 2.3 billion in the same period of the previous year. The main factors contributing to this change were outflows for the acquisition of SunCom Wireless in the amount of EUR 1.0 billion and for the acquisition of shares in OTE in the amount of EUR 2.6 billion. There were no comparable outflows in the same period of the prior year

Net cash from/used in financing activities

Net cash used in financing activities in the first half of 2008 totaled EUR 0.9 billion, compared with EUR 3.5 billion in the first half of 2007. This change was mostly attributable to the higher proceeds from the issue of non-current financial liabilities of EUR 2.9 billion, while net repayments of current financial liabilities increased by a total of EUR 0.1 billion. In addition to short-term net drawdowns of bilateral credit lines amounting to EUR 1.6 billion and the net issue of commercial paper for EUR 1.5 billion, the issue of financial liabilities in the first half of 2008 consisted in particular of the issue of a euro bond of EUR 1.5 billion, the issue of medium-term notes of EUR 0.7 billion and the issue of a Samurai bond of EUR 0.3 billion. In addition, promissory notes were issued for an amount of EUR 1.1 billion and two loans of EUR 0.5 billion was taken out with the European Investment Bank. A Benchmark bond in the amount of EUR 2.0 billion, medium-term notes for an amount of EUR 1.5 billion and bonds and drawn credit lines of SunCom amounting to EUR 0.7 billion were repaid during the same period.

In addition, dividend payments increased by EUR 0.2 billion year-on-year, primarily due to the higher dividend payments by Deutsche Telekom AG.

Capital Resources

The following table summarizes our total financial liabilities as of June 30, 2008 and 2007, and December 31, 2007:

	June 30, 2008 millions of €	Dec. 31, 2007 millions of €	Change millions of €	Change %	June 30, 2007 millions of €

Bonds	32,249	32,294	(45)	(0.1)	35,013
Liabilities to banks	7,415	4,260	3,155	74.1	3,371
Liabilities to non-banks from promissory notes	738	690	48	7.0	669
Liabilities from derivatives	1,366	1,002	364	36.3	748
Lease liabilities	2,056	2,139	(83)	(3.9)	2,200
Liabilities arising from ABS transactions	—	—	—	—	1,148
Other financial liabilities	2,677	2,521	156	6.2	2,474
Total	46,501	42,906	3,595	8.4	45,623

Total financial liabilities increased as of June 30, 2008, compared to December 31, 2007, primarily as a result of the issuance of a fixed rate bond of EUR 1.5 billion, a fixed rate bond of JPY 32.5 billion (EUR 0.2 billion), a floating rate bond of JPY 15 billion (EUR 0.1 billion), three medium-term notes of EUR 0.2 billion, EUR 0.5 billion and CZK 0.8 billion (EUR 0.03 billion) respectively, two loans from the European Investment Bank (EIB) of EUR 0.3 billion and HUF 50.6 billion (EUR 0.2 billion) respectively, commercial papers of EUR 1.5 billion, promissory notes of EUR 1.1 billion and lines of credit drawings of EUR 1.6 billion, partly drawn in USD, offset, in part, by principal repayments of EUR 3.6 billion at maturity. In addition, we recorded an increase of our financial liabilities of EUR 0.2 billion due to the downgrade of Deutsche Telekom AG’s rating to BBB+/Baa1 and the resulting adjustment to the carrying amounts for a number of bonds with rating-linked coupons. These increases were offset by repayments of financial liabilities maturing during the first half year of 2008, the most significant of which were a Benchmark bond in the amount of EUR 2.0 billion and medium-term notes in the amount of EUR 1.5 billion, and decreases related to foreign exchange effects of EUR 0.4 billion primarily related to U.S. dollar denominated instruments. The material terms of the liabilities issued in 2008 are as follows:

	Nominal	Contractual and expected maturity	Interest Rate
	(in millions of €)
Fixed Rate Bond	1,500	April 4, 2015	5.75%
Fixed Rate Bond	205	February 22, 2013	2.47%
Floating Rate Bond	95	February 22, 2013	JPYLIBOR6M+1.30%
Medium-Term Note	200	March 17, 2023	5.85%
Medium-Term Note	500	January 10, 2014	5.75%
Medium-Term Note	29	January 22, 2013	PRIBOR3M+0.66%
EIB Loan	300	January 21, 2015	4.85%
EIB Loan	200	May 26, 2015	8.22%

The following table summarizes the development of cash and cash equivalents as of June 30, 2008 and 2007:

	June 30, 2008 millions of €	December 31, 2007 millions of €	Change millions of €	Change %	June 30, 2007 millions of €
Cash and cash equivalents	1,954	2,200	(246)	(11.2)	2,146

In the reporting period, cash and cash equivalents decreased from EUR 2.2 billion to EUR 2.0 billion. Factors behind this decrease include the payment of dividends in the first half-year, the acquisition of shares in OTE and the acquisition of SunCom Wireless. This was partly offset by an increase in net proceeds from the issue of financial liabilities and by proceeds from the sale of Media & Broadcast. Detailed information can be found in the consolidated cash flow statement.

Capital expenditures and investments

The following table provides information concerning capital expenditures and investments in subsidiaries, associated companies and related companies, as well as proceeds from the sale of non-current assets and investments.

	Q2 2008 millions of €	Q2 2007 millions of €	H1 2008 millions of €	H1 2007 millions of €	FY 2007 millions of €

Capital expenditures	1,837	1,584	3,629	3,607	8,015
Investments in subsidiaries and non-current financial assets	2,661	73	3,711	83	1,811
Proceeds from disposal of non-current assets and investments	(159)	(695)	(1,083)	(1,099)	(1,782)
Other	(125)	(107)	180	(294)	10
Net cash used for investing activities	4,214	855	6,437	2,297	8,054

Credit Ratings

Following the announcement, on May 14, 2008, of our closing of an acquisition of a shareholding in Hellenic Telecommunications Organization SA (OTE), Moody’s and Standard & Poor’s lowered our long-term senior unsecured debt ratings from A3 and A- to Baa1 and BBB+, respectively. This downgrade resulted in a 50 basis point increase in interest rates due to step-up provisions in bonds having an aggregate outstanding principal amount of approximately EUR 8.9 billion as at March 31, 2008. The maturities of these bonds are spread over the period 2010 - 2030. We estimate that this interest rate step-up will increase our cash outlays for interest by approximately EUR 45 million in 2009, declining in the following years. For accounting purposes, in the second quarter of this year, we are recognizing additional interest expense of EUR 0.2 billion and are increasing the book values of the relevant bonds by that amount to reflect the change in the present value of the estimated future payments. Further downgrades of our ratings by Moody’s and Standard & Poor’s would result in an increase in the interest payable on other obligations that contain step-up provisions, as described in our 2007 annual report on Form 20-F, and could raise the cost of our debt refinancing activities generally.

Other Disclosures

Corporate governance

In the most recent Declaration of Conformity released on December 6, 2007 pursuant to § 161 of the German Stock Corporation Act, the Board of Management and Supervisory Board of Deutsche Telekom AG declared that Deutsche Telekom AG had complied with the recommendations of the Government Commission for a German Corporate Governance Code, published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (Bundesanzeiger) on July 20, 2007, without exception. The full text of the Declaration of Conformity can be found on our website (www.telekom.com) under Investor Relations in the Corporate Governance section.

Deutsche Telekom AG shares are listed as American Depositary Shares (ADSs) on the New York Stock Exchange (NYSE). As a result, we are subject to NYSE listing rules as well as to U.S. capital market legislation, in particular the Sarbanes-Oxley Act of 2002 and associated regulations of the Securities and Exchange Commission (SEC) for listed foreign entities. A general summary of the main differences between German corporate governance rules and those of the NYSE that apply to listed companies is included in our Annual Report on Form 20-F for the 2007 financial year, which is available on our website (www.telekom.com) under Investor Relations in the Publications section. This summary can also be found on our website (www.telekom.com) under Investor Relations in the Corporate Governance section.

Call Records Investigations

We are conducting an investigation into misuses of confidential call records within Deutsche Telekom. Call records are data concerning the time, duration and participants of calls. We have commissioned an external German law firm to conduct an investigation of the incidents and a former presiding judge of the Federal Court of Justice to support that effort. In addition, in response to a voluntary notification of possible criminal activity that we filed with the Bonn public prosecutor’s office, the public prosecutor’s office has commenced a formal investigation. According to statements made to the press by the public prosecutor’s office, the most recent former Chairmen of our Supervisory Board and Management Board and six of our current and former employees, but not any current members of our Management Board, are within the scope of the prosecutorial investigation. In response to an earlier reported incident, we had made staffing and organizational changes in our Group Security Department in 2007, but we have opened the new phase of investigations in response to more recent allegations of broader and more serious abuses made by an external party, who apparently had been involved in the incidents and had been commissioned by a member of our Group Security Department.

Audit Committee Financial Expert

The Supervisory Board has determined that Bernhard Walter is an “audit committee financial expert,” as defined in Item 16A of Form 20-F. Mr. Walter is also “independent,” as that term is defined in Rule 10A-3 under the Exchange Act. Mr. Walter is the former Speaker of the Board of Management of Dresdner Bank AG. In addition, he holds financial positions within Daimler AG in Stuttgart as the Chairman of the Audit Committee and within Bilfinger + Berger in Mannheim as the Chairman of the Supervisory Board and is a member of the Audit Committee. Mr. Walter works also as Deputy Chairman of the Supervisory Board at Wintershall AG and Wintershall Holding AG, both in Kassel and is a member of the Supervisory Board at Henkel AG & Co. KGaA in Dusseldorf.

Articles of Incorporation

On May 29, 2008, we registered in the Commercial Register (Handelsregister) of the District Court (Amtsgericht) in Bonn, Germany, amendments to our Articles of Incorporation (Satzung). The amended Articles of Incorporation reflect the resolutions adopted by the shareholders at the Annual General Meeting (Hauptversammlung) on May 15, 2008. The attached Exhibit 99.1 is a convenience English translation of the amended Articles of Incorporation, marked to show changes from the Articles of Incorporation filed as Exhibit 1.1 to our Annual Report on Form 20-F for the 2007 financial year. Accordingly, in all matters involving the Articles of Incorporation, the German language document shall control.

Deutsche Telekom International Finance B.V.

Deutsche Telekom International Finance B.V. has changed its registered and postal address to Herengracht 124-128, 1015 BT Amsterdam, The Netherlands, and its telephone number to +31 20 794 45 00.

Legal Proceedings

Action by Vivendi S.A. filed with the U.S. District Court, Seattle.

On October 23, 2006, Vivendi S.A. filed a suit against Deutsche Telekom AG, T-Mobile USA Inc., T-Mobile International AG, T-Mobile Deutschland GmbH and others with the U.S. District Court in Seattle, Washington, claiming that the defendants had colluded illegally to cause Vivendi to lose its alleged interest in PTC. The lawsuit is based on the Racketeer Influenced and Corrupt Organizations (RICO) Act. In the lawsuit, Vivendi was seeking, among other things, damages of approximately USD 7.5 billion. The Court dismissed the action on June 5, 2008. Vivendi has given notice of appeal against this decision.

Claims for damages due to alleged price squeeze.

Competitors have filed lawsuits against Deutsche Telekom AG with a notice of action seeking damages of EUR 223 million on grounds of an alleged price squeeze between wholesale and retail prices. This legal dispute has been suspended until the European Courts have issued a final decision related to proceedings for the reversal of a decision by the European Commission in administrative penalty proceedings that are decisive for the proof of claim. On April 10, 2008, the European Court of First Instance dismissed Deutsche Telekom AG’s claim for reversal of the European Commission’s decision. Deutsche Telekom AG has filed an appeal against the ruling with the European Court of Justice.

Action of Eutelsat S.A. filed with the Paris Commercial Court.

On October 31, 2005, satellite operator Eutelsat S.A. filed an action against Deutsche Telekom AG and T-Systems Business Services GmbH with the Paris Commercial Court for damages of EUR 142 million due to an alleged breach of contract. The Paris Commercial Court declined jurisdiction and dismissed the action on June 24, 2008. Eutelsat has given notice of appeal against this decision. Eutelsat also still has the option of referring the matter to an arbitration court.

Regulation

Federal Network Agency ruling on IP bitstream access charges.

By virtue of its ruling dated May 13, 2008 and its amending decision dated May 26, 2008, the Federal Network Agency has stipulated for the period up to June 30, 2009 the charges for the products IP-BSA ADSL and IP-BSA ADSL stand alone. The monthly rental charges have been set at EUR 8.65 for IP-BSA and EUR 19.15 for IP-BSA stand alone. The price difference corresponds to the charge for the unbundled local loop (ULL). In the case of IP bitstream access (IP-BSA), Deutsche Telekom rents DSL lines to the competitor and transports the datastream carried over the lines via its concentrator network to the associated broadband point-of-presence where the datastream is handed over to the competitor. IP-BSA enables competitors to offer broadband Internet access to end customers, in particular in the mass market. With the stand alone variant, the end customer no longer needs a PSTN line from Deutsche Telekom. Competitors can thus offer IP-based all-in-one packages to end-customers. On June 13, 2008, Deutsche Telekom filed an action against the ruling with the Cologne Administrative Court.

HanseNet launches abuse proceedings.

HanseNet Telekommunikation GmbH (Alice) launched abuse proceedings under § 42 of the Telecommunications Act with the Federal Network Agency on January 25, 2008. HanseNet argues in its motion that Deutsche Telekom AG is abusing its market power with Call & Surf products by virtue of the offered terms and conditions (minimum subscription period, automatic contract renewal, notice period). A decision by the Federal Network Agency is still outstanding. Deutsche Telekom considers the terms and conditions to be lawful and in line with market practice.

Consumer protection.

New statutory provisions are planned in the area of consumer protection. In the future, when a consumer switches to a new provider, this provider will have to submit a written declaration of consent from the consumer before the contract can be transferred. This may result in higher process-related expenses, for instance when canceling lines. Furthermore, there are also plans to grant the consumer a right of revocation when changing rate plans while staying with the same provider, with the provider having to inform the consumer of this right in writing. In addition, new price caps are to be stipulated for 0180 services, which may lead to revenue losses in the field of mobile communications in particular.

Mobile rate plans.

In April 2008, the Federal Cartel Office imposed a disclosure obligation on T-Mobile International and Vodafone and initiated proceedings on the grounds of suspected anti-competitive behavior, specifically in connection with On-Net rates. T-Mobile expressed its view to the Federal Cartel Office on June 18, 2008, indicating that there is no evidence of a dominant market position or anti-competitive behavior given the fierce competition in the German mobile communications market.

ULL abuse proceedings dismissed.

On May 8, 2008, the Federal Network Agency dismissed the proceedings initiated against Deutsche Telekom for alleged abusive practices in the provisioning of the unbundled local loop (ULL). The proceedings had been opened at the end of 2007, following complaints from competitors regarding the allegedly insufficient numbers of lines provided and the lack of an option for ULL activation on Saturdays (‘Service Saturday’).

New charges for ULL provisioning and line sharing.

On July 1, 2008, the Federal Network Agency revised its ruling on ULL provisioning and line sharing charges. The approval for the most important charge items (copper wire pair) includes price reductions (between 0.2 percent and 4.1 percent). Deutsche Telekom will be able to charge EUR 35.70 for ULL rental if this does not involve work on the end customer’s premises. A monthly rental charge of EUR 1.78 has been approved for granting access to the high-bit rate portion of the ULL (line sharing). EUR 1.91 per month was the previously approved figure. The charge for the most common provisioning model, a new connection without work at the cable distributor or the end customer’s premises, is now EUR 58.98. All charges have been approved through the end of June 2010.

Significant events after the balance sheet date (June 30, 2008).

Group

Additional 2 percent in OTE acquired.

The consummation of the shareholders’ agreement and the share purchase agreement with the Hellenic Republic and therefore the effectiveness of the control (as defined by IAS 27) over OTE are currently still subject to approval by the responsible national and international regulatory authorities. The consummation of the shareholders’ agreement and the share purchase agreement was also contingent upon the acquisition of an additional 2 percent of the shares in OTE by Deutsche Telekom from the market, which at the time the Interim Group Report for the first half of 2008 was being prepared had been closed. Deutsche Telekom AG currently directly owns 21.967 percent of all shares in OTE.

Pay increase for civil servants.

The German national parliament, the Bundestag, has passed the 2008/2009 Federal Civil Servant Remuneration and Pension Adjustment Act (Bundesbesoldungs- und Versorgungsanpassungsgesetz). The Bundesrat, the Chamber representing the federal states, approved the proposed regulation; no amendments are anticipated. In a joint communication, the Federal Ministry of the Interior and the Federal Ministry of Finance set out that until this Act enters into force, pay advances must be made for salaries as from the month of August 2008, i.e., at the end of July 2008. This also applies to civil servants employed at Deutsche Telekom AG. The bill provides for the following increase in remuneration and pensions in 2008 and 2009: From January 1, 2008, the basic monthly salary rates will increase by EUR 50 (basic amount). Remuneration including the basic amount will rise by a linear 3.1 percent. A further linear increase of 2.8 percent is envisaged from January 1, 2009. One-time payments of EUR 225 will be made in January 2009; overtime pay and the severity allowance will also be increased.

Sale of DeTeImmobilien to Strabag.

On July 23, 2008, Deutsche Telekom and the Austrian company Strabag SE signed an agreement on the sale of Deutsche Telekom’s wholly owned real estate services subsidiary DeTeImmobilien. Under the terms of the agreement, DeTeImmobilien is to be sold by Deutsche Telekom and taken over by Strabag effective October 1, 2008. Far-reaching agreements have been made to safeguard the jobs of the approximately 6,200 current employees and to secure their pay and benefits. In addition, a comprehensive service agreement with an initial term of ten years was concluded with Deutsche Telekom, currently the largest customer, based on market and industry benchmarks. The transaction is subject to approval by the Supervisory Board of Deutsche Telekom and the relevant anti-trust authorities. Deutsche Telekom’s real estate is not affected by the sale.

Mobile Communications Europe

Introduction of the Apple iPhone 3G in Germany, the Netherlands and Austria.

T-Mobile has been marketing the innovative iPhone 3G in Germany, the Netherlands and Austria since July 11, 2008 with great success. More than 15,000 phones were sold in Germany on the first day of sales alone. The strong demand for the iPhone coupled with the attractive T-Mobile rate plans affirms that focusing on mobile broadband services in connection with new multimedia devices is what customers want and will determine the future development of the mobile communications market.

T-Mobile cuts roaming prices.

By reducing its roaming charges for data services by up to 80 percent as of July 1, 2008, T-Mobile UK is following in the footsteps of T-Mobile Deutschland, which cut its prices by around 75 percent in June 2008. T-Mobile Deutschland and T-Mobile UK will also reduce their text message roaming rates by 20 percent from July 1, 2008 (for prepay customers) and 38 percent from August 30, 2008, respectively. Other T-Mobile companies also cut their text message roaming rates in time for the start of the summer holiday season. In the area of voice telephony, T-Mobile Deutschland will lower its per-minute rates for roaming calls as of August 30, 2008. In this way, T-Mobile’s two largest national companies in Europe are making their prices for mobile communications abroad more attractive and continuing the course they have followed for several years.

Mobile Communications USA

T-Mobile USA launches USD 10-home phone service.

T-Mobile USA announced a groundbreaking new home phone service that enables customers to make unlimited nationwide calls from their home phone for just USD 10 per month. On July 2, 2008, T-Mobile USA launched T-Mobile @Home nationwide. The service allows customers to keep their home phone number and save money by adding their home phone line to their T-Mobile service. Previously available in two test markets, Dallas and Seattle, T-Mobile @Home has proved to be a great solution for families looking for a way to save money without sacrificing the conveniency of a home phone.

Broadband/Fixed Network

Musicload and Softwareload become more international with a broader range.

The music download portal Musicload is expanding into German-speaking regions, moving into the Swiss and Austrian markets in July 2008. Users can access the entire repertoire of the portal consisting of more than 3.5 million songs, around 1,500 audiobooks, and a wide selection of music videos. Softwareload will make its offering for handsets available to all Internet users beginning in August 2008. The portfolio includes a large selection of PC software as well as 12,000 mobile software items for leading operating systems, such as SymbianOS, Windows Mobile, BlackBerry-Rim and PalmOS.

T-Punkt Vertriebsgesellschaft earns TÜV awards.

In early July 2008, TÜV Saarland (Technical Inspection Agency) tested T-Punkt Vertriebsgesellschaft for customer satisfaction in relation to its overall service, awarding it a rating of 1.74 and thus allowing it to use the seal “TÜV Service tested.” The result is based on representative surveys of almost 30,000 customers of Telekom Shops carried out in January and February this year.

Business Customers

T-Systems signs collective wage agreement.

T-Systems started negotiations on a collective wage agreement applicable to around 27,000 pay-scale employees in the second quarter of 2008. Following lengthy negotiations, a workable compromise was reached on July 9, 2008 that is economically viable in view of the difficult situation T-Systems is experiencing. The outcome envisages a linear salary increase of 3.1 percent from January 1, 2009. One-time payments of EUR 900 will be made to pay-scale employees in 2008, with civil servants on leave from civil-servant status receiving EUR 765. The wage settlement is valid for a total of 21 months.

Severance package at T-Systems.

T-Systems plans to offer a voluntary severance package between September 1, 2008 and February 28, 2009 as part of the workforce restructuring program. Three times the amount of the regular settlement payment will be provided. Employees who opt for a dissolution contract between September 1 and November 30, 2008 will receive a higher severance payment than those who conclude such a contract at a later point in time.

OUTLOOK

Development of revenue and profits

Market expectations

The overall encouraging development in our international sales markets continues, especially in the key market of the United States. Extremely fierce competition and further price erosion in the telecommunications industry, however, will continue to affect developments on our domestic sales markets.

Deutsche Telekom faces the challenges

We are responding to continuous technological change and fierce competition in our sales markets by taking targeted measures. The most important of these are:

•

Improvements to the service culture and processes, investments in future product areas and simplification of the product range and pricing models tailored to target groups, with the aim of safeguarding existing customer relationships in the long term and attracting new customers.

•	Cost-cutting measures and further rationalization investments in more cost-effective IP networks.

•

Continuation of measures to adjust the workforce structure. The necessary staff reduction will be primarily implemented using socially responsible and voluntary instruments such as partial and early retirement arrangements, and severance and voluntary redundancy payments.

•	Targeted consolidation in markets where Deutsche Telekom currently has a presence, but also activities outside these markets to leverage international economies of scale and synergies.

•

Proactive participation in important trends (mobile Internet, Web 2.0) through proprietary innovations, partnerships with other providers to integrate popular Internet services, and entrepreneurial involvement in related products and concepts.

All theses measures are based on the “Focus, fix and grow” strategy, and are expected to contribute to the positive development of revenue and cost efficiencies, as well as, to safeguard cash flow.

General statement on business development in the Group

In view of the expected market situation in the individual operating segments, we aim to again achieve positive results for the entire Group.

Mobile Communications Europe

We expect customer numbers at Mobile Communications Europe to continue increasing, which will have a positive impact on our business. The Company’s range of innovative data services, especially an enhanced, attractively priced web’n’walk offering with new mobile devices, is a key growth driver. In addition, the full consolidation of Orange Nederland and Online has had a positive impact on growth. Additional cost savings will also contribute to the positive trend.

Regulatory intervention, such as the regulation of data and text message roaming planned by the European Commission or the proposed EU recommendation on cost regulation of termination charges in mobile communications, legislative decisions and exchange rate risks may have a negative impact on revenue and profits.

The Group’s capital expenditure activities in the 2008 financial year will continue to focus primarily on its mobile communications business. In Europe, key areas will include improvements in the quality of the GSM networks and the further roll-out of the UMTS networks.

Mobile Communications USA

We expect continued growth for the Mobile Communications USA operating segment on a U.S. dollar basis, primarily due to the high rate of increase in customer numbers. An important driver of revenue growth is the full consolidation of SunCom Wireless since February 22, 2008. The ongoing development of innovative data services will also support growth.

The U.S. dollar exchange rate risk, however, may continue to adversely affect revenue and profit on a euro basis.

The focus of capital expenditure in the United States is on the improvement of network quality and coverage as well as the roll-out of 3G mobile networks.

Broadband/Fixed Network

We will defend our market leadership in the broadband business. The number of broadband lines are expected to increase, partly as a result of strong market growth and a successful market strategy.

“Entertain” products introduced in 2007 will continue to be expanded with the inclusion of new features and new rates in order to open up the mass market. Market shares in the traditional fixed network business will continue to be lost as a result of competition and technological developments.

With its quality and service campaign, the Broadband/Fixed Network operating segment is focusing in 2008 on safeguarding and defending its core voice and access business, and broadband market leadership. In addition, we are focusing consistently on addressing growth areas with new products, for instance, an innovative IP connection that will offer customers many additional functions such as video telephony. Moreover, steps have been taken to reduce costs further along the entire value chain of the Broadband/Fixed Network operating segment.

Against this background, we expect the negative revenue trends in the Broadband/Fixed Network operating segment to continue, but at a somewhat reduced rate.

We are also continuing to expand the high-speed network in 2008. Other investments in network coverage and the performance of the existing IP network infrastructure are also planned.

Business Customers

In 2008, the Business Customers operating segment will continue the strategy it pursued in 2007, again focusing on network-centric ICT services. As a result of this strategy, in January 2008, T-Systems’ subsidiary Media & Broadcast was sold to the French provider Télédiffusion de France (TDF) and ActiveBilling, which manages Deutsche Telekom’s receivables, was transferred to the Broadband/Fixed Network operating segment. We entered into an alliance with Cognizant to strengthen our systems integration business. The alliance is intended firstly to increase the number of specialists available internationally for on-site customer business and secondly to augment offshore resources for global customer projects.

Group Headquarters and Shared Services

Results at Group Headquarters and Shared Services will be negatively impacted primarily by the performance of Vivento (primarily in securing external employment opportunities, predominantly in the public sector, previously “capacity management”). In addition, measures taken to centralize functions will initially have a negative effect. In this context, the systematic continuation of measures to cut costs is expected to lead to efficiency gains in the coming years.

Interim consolidated financial statements.

Consolidated income statement(unaudited).

	Second quarter of 2008			First half of 2008
	Q2 2008 millions of €	Q2 2007 millions of €[a]	Change %	H1 2008 millions of €	H1 2007 millions of €[a]	Change %	FY 2007 millions of €
Net revenue	15,125	15,575	(2.9)	30,103	31,028	(3.0)	62,516
Cost of sales	(8,342)	(8,590)	2.9	(16,664)	(17,210)	3.2	(35,337)
Gross profit	6,783	6,985	(2.9)	13,439	13,818	(2.7)	27,179
Selling expenses	(3,810)	(4,039)	5.7	(7,519)	(8,012)	6.2	(16,644)
General and administrative expenses	(1,230)	(1,163)	(5.8)	(2,333)	(2,228)	(4.7)	(5,133)
Other operating income	258	502	(48.6)	1,013	888	14.1	1,645
Other operating expenses	(133)	(242)	45.0	(434)	(628)	30.9	(1,761)
Profit from operations	1,868	2,043	(8.6)	4,166	3,838	8.5	5,286
Finance costs	(770)	(685)	(12.4)	(1,342)	(1,343)	0.1	(2,514)
Interest income	87	69	26.1	158	116	36.2	261
Interest expense	(857)	(754)	(13.7)	(1,500)	(1,459)	(2.8)	(2,775)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	5	6	(16.7)	16	13	23.1	55
Other financial income (expense)	(211)	(110)	(91.8)	(327)	(204)	(60.3)	(374)
Profit (loss) from financial activities	(976)	(789)	(23.7)	(1,653)	(1,534)	(7.8)	(2,833)
Profit before income taxes	892	1,254	(28.9)	2,513	2,304	9.1	2,453
Income taxes	(344)	(516)	33.3	(906)	(989)	8.4	(1,373)
Profit after income taxes	548	738	(25.7)	1,607	1,315	22.2	1,080
Profit (loss) attributable to minority interests	154	134	14.9	289	250	15.6	509
Net profit (profit (loss) attributable to equity holders of the parent)	394	604	(34.8)	1,318	1,065	23.8	571

a	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statements - Selected explanatory notes- Accounting polices”.

Earnings per share

	Second quarter of 2008			First half of 2008
	Q2 2008	Q2 2007[a]	Change %	H1 2008	H1 2007[a]	Change %	FY 2007
Earnings per share/ADS
Basic (€)	0.09	0.14	(35.7)	0.30	0.25	20.0	0.13
Diluted (€)	0.09	0.14	(35.7)	0.30	0.25	20.0	0.13

a	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statements - Selected explanatory notes- Accounting polices”.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Consolidated balance sheet (unaudited).

	June 30, 2008 millions of €	Dec. 31, 2007 millions of €	Change millions of €	Change %	June 30, 2007 millions of €[a]
Assets
Current assets	15,564	15,945	(381)	(2.4)	15,241
Cash and cash equivalents	1,954	2,200	(246)	(11.2)	2,146
Trade and other receivables	7,262	7,696	(434)	(5.6)	7,582
Current recoverable income taxes	170	222	(52)	(23.4)	442
Other financial assets	2,418	2,019	399	19.8	1,474
Inventories	1,233	1,463	(230)	(15.7)	1,138
Non-current assets and disposal groups held for sale	640	1,103	(463)	(42.0)	705
Other assets	1,887	1,242	645	51.9	1,754
Non-current assets	104,562	104,728	(166)	(0.2)	109,272
Intangible assets	53,576	54,404	(828)	(1.5)	56,255
Property, plant and equipment	41,005	42,531	(1,526)	(3.6)	43,961
Investments accounted for using the equity method	2,632	118	2,514	n.a.	160
Other financial assets	689	599	90	15.0	624
Deferred tax assets	6,172	6,610	(438)	(6.6)	7,778
Other assets	488	466	22	4.7	494
Total assets	120,126	120,673	(547)	(0.5)	124,513
Liabilities and shareholders’ equity
Current liabilities	25,023	23,215	1,808	7.8	22,024
Financial liabilities	11,460	9,075	2,385	26.3	9,517
Trade and other payables	5,942	6,823	(881)	(12.9)	5,559
Income tax liabilities	483	437	46	10.5	533
Other provisions	2,992	3,365	(373)	(11.1)	2,750
Liabilities directly associated with non-current assets and disposal groups held for sale	334	182	152	83.5	103
Other liabilities	3,812	3,333	479	14.4	3,562
Non-current liabilities	52,998	52,213	785	1.5	55,271
Financial liabilities	35,041	33,831	1,210	3.6	36,106
Provisions for pensions and other employee benefits	5,257	5,354	(97)	(1.8)	6,199
Other provisions	3,414	3,665	(251)	(6.8)	2,921
Deferred tax liabilities	6,412	6,675	(263)	(3.9)	7,503
Other liabilities	2,874	2,688	186	6.9	2,542
Liabilities	78,021	75,428	2,593	3.4	77,295
Shareholders’ equity	42,105	45,245	(3,140)	(6.9)	47,218
Issued capital	11,165	11,165	0	0.0	11,164
Capital reserves	51,525	51,524	1	0.0	51,513
Retained earnings including carryforwards	(18,966)	(16,218)	(2,748)	(16.9)	(16,856)
Other comprehensive income	(6,043)	(4,907)	(1,136)	(23.2)	(2,770)
Net profit	1,318	571	747	n.a.	1,065
Treasury shares	(5)	(5)	0	0.0	(5)
Equity attributable to equity holders of the parent	38,994	42,130	(3,136)	(7.4)	44,111
Minority interests	3,111	3,115	(4)	(0.1)	3,107
Total liabilities and shareholders’ equity	120,126	120,673	(547)	(0.5)	124,513

a	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statements - Selected explanatory notes- Accounting polices”.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Consolidated cash flow statement (unaudited).

	Q2 2008 millions of €	Q2 2007 millions of €[a]	H1 2008 millions of €	H1 2007 millions of €[a]	FY 2007 millions of €
Profit after income taxes	548	738	1,607	1,315	1,080
Depreciation, amortization and impairment losses	2,698	2,770	5,355	5,518	11,611
Income tax expense (benefit)	344	516	906	989	1,373
Interest income and interest expenses	770	685	1,342	1,343	2,514
Other financial (income) expense	211	110	327	204	374
Share of (profit) loss of associates and joint ventures accounted for using the equity method	(5)	(6)	(16)	(13)	(55)
Profit on the disposal of fully consolidated subsidiaries	2	(209)	(499)	(209)	(379)
Other non-cash transactions	(62)	(20)	(72)	(16)	124
(Gain) loss from the disposal of intangible assets and property, plant and equipment	20	(31)	27	(143)	(42)
Change in assets carried as working capital	81	311	(131)	(849)	(1,072)
Change in provisions	(172)	(195)	(356)	(192)	1,825
Change in other liabilities carried as working capital	53	(395)	(118)	(1,293)	(1,391)
Income taxes received (paid)	(116)	(204)	(268)	(47)	171
Dividends received	3	3	39	9	36
Cash generated from operations	4,375	4,073	8,143	6,616	16,169
Interest paid	(1,066)	(1,491)	(1,746)	(2,180)	(4,005)
Interest received	373	568	616	779	1,550
Net cash from operating activities	3,682	3,150	7,013	5,215	13,714
Cash outflows for investments in
Intangible assets	(347)	(241)	(568)	(440)	(1,346)
Property, plant and equipment	(1,490)	(1,343)	(3,061)	(3,167)	(6,669)
Non-current financial assets	(2,661)	(66)	(2,683)	(81)	(264)
Investments in fully consolidated subsidiaries and business units	—	(7)	(1,028)	(2)	(1,547)
Proceeds from disposal of
Intangible assets	23	(2)	26	21	39
Property, plant and equipment	95	187	182	521	722
Non-current financial assets	33	42	132	89	133
Investments in fully consolidated subsidiaries and business units	8	468	743	468	888
Net change in short-term investments and marketable securities and receivables	136	135	(164)	262	(60)
Other	(11)	(28)	(16)	32	50
Net cash used in investing activities	(4,214)	(855)	(6,437)	(2,297)	(8,054)
Proceeds from issue of current financial liabilities	20,480	15,372	28,212	20,117	32,514
Repayment of current financial liabilities	(18,994)	(16,102)	(29,461)	(21,304)	(35,259)
Proceeds from issue of non-current financial liabilities	2,474	48	4,220	1,296	1,586
Repayment of non-current financial liabilities	(24)	(36)	(56)	(57)	(1,020)
Dividend payments	(3,702)	(3,380)	(3,702)	(3,502)	(3,762)
Proceeds from the exercise of stock options	—	5	2	11	24
Repayment of lease liabilities	(41)	(46)	(77)	(99)	(208)
Net cash (used in) from financing activities	193	(4,139)	(862)	(3,538)	(6,125)
Effect of exchange rate changes on cash and cash equivalents	22	7	40	1	(100)
Net increase (decrease) in cash and cash equivalents	(317)	(1,837)	(246)	(619)	(565)
Cash and cash equivalents, at the beginning of the period	2,271	3,983	2,200	2,765	2,765
Cash and cash equivalents, at end of the period	1,954	2,146	1,954	2,146	2,200

a	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statements - Selected explanatory notes- Accounting polices”.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Statement of recognized income and expense.

	H1 2008 millions of €	H1 2007 millions of €[a]	FY 2007 millions of €
Fair value measurement of available-for-sale securities
Change in other comprehensive income (not recognized in income statement)	1	0	(1)
Recognition of other comprehensive income in income statement	0	(1)	(1)
Fair value measurement of hedging instruments
Change in other comprehensive income (not recognized in income statement)	77	(9)	(118)
Recognition of other comprehensive income in income statement	(9)	(2)	3
Revaluation due to business combinations	(74)	(87)	(142)
Exchange differences on translation of foreign subsidiaries	(963)	(394)	(2,510)
Other income and expense recognized directly in equity	73	75	160
Actuarial gains and losses from defined benefit plans and other employee benefits	0	0	923
Deferred taxes on items in other comprehensive income	(22)	1	(228)
Income and expense recognized directly in equity	(917)	(417)	(1,914)
Profit after income taxes	1,607	1,315	1,080
Recognized income and expense	690	898	(834)
Minority interests	441	256	512
Equity attributable to equity holders of the parent	249	642	(1,346)

a	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statements - Selected explanatory notes- Accounting polices”.

Selected explanatory notes.

Accounting policies.

The interim consolidated financial statements for the period ended June 30, 2008 have been prepared in accordance with the requirements of the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). These interim consolidated financial statements are also in compliance with International Accounting Standard (IAS) 34. As permitted by IAS 34, it has been decided to publish a condensed version compared to the consolidated financial statements at December 31, 2007.

Statement of compliance

In the opinion of the Board of Management, the half-year financial report includes all standard adjustments to be applied on an ongoing basis that are required to give a true and fair view of results of operations, financial position and cash flows of the Group. Please refer to the notes to the consolidated financial statements as of December 31, 2007 for the accounting policies applied for the Group’s financial reporting.

Deutsche Telekom adopted IFRS 8 “Operating Segments” starting with the consolidated financial statements as of December 31, 2007. Deutsche Telekom has adjusted the comparative amounts disclosed in the segment reporting for the reporting period presented as if IFRS 8 had always been applied.

As previously reported, the provisions of IFRIC 12 “Service Concession Arrangements” are effective for annual periods beginning on or after January 1, 2008. Service concessions are arrangements whereby a government or other public sector entity as the grantor grants contracts for the supply of public services to private sector entities as operators. IFRIC 12 addresses how service concession operators should apply existing IFRSs to account for the obligations they undertake and rights they receive in service concession arrangements. Depending on the consideration the operator receives from the grantor, the operator recognizes a financial or an intangible asset. A financial asset is recognized if the operator has an unconditional contractual right to receive cash or another financial asset from the grantor. If the consideration the operator receives from the grantor is a right to charge users, an intangible asset is recognized. Depending on the contractual arrangements, recognition of both a financial asset and an intangible asset is possible. For Deutsche Telekom, the activities of Toll Collect are within the scope of IFRIC 12. Toll Collect is an investment in a joint venture and is accounted for using the equity method. The change in accounting policy from the application of IFRIC 12 has been accounted for retrospectively, and the comparative periods have been adjusted accordingly. The application of IFRIC 12 did not have a material impact on the presentation of our results of operations, financial position or cash flow.

Business combinations.

Deutsche Telekom took over full control of SunCom Wireless Holdings, Inc., Berwyn, United States (SunCom) on February 22, 2008 after the Group company T-Mobile USA Inc. acquired 100 percent of shares in the company. The acquisition of SunCom is part of the “Focus, fix and grow” strategy. With the acquisition of SunCom, T-Mobile USA is expanding the coverage of its own mobile communications network in the Southeastern United States as well as in the Caribbean. SunCom’s customer base is spread over the U.S. states of North Carolina, South Carolina, Tennessee and Georgia, as well as Puerto Rico and the U.S. Virgin Islands. Like T-Mobile, the company operates its mobile communications network based on GSM/GPRS/EDGE. The T-Mobile group had been offering mobile communications services to its customers in these regions since 2004 under a roaming agreement with SunCom.

The acquisition cost of the business combination, including costs directly attributable to it, as of the acquisition date was USD 1.6 billion (EUR 1.1 billion). Cash and cash equivalents in the amount of EUR 52 million were acquired in conjunction with the purchase of SunCom. On the basis of the final purchase price allocation, the business combination with SunCom resulted in goodwill of EUR 0.9 billion. This goodwill arises from synergies the merger of the two companies is expected to generate, particularly through the reduction of roaming costs, as well as marketing synergies. In addition, this goodwill reflects the overall growth opportunities for T-Mobile USA and mobile communications as a growth area created by the larger customer base and the expansion of the mobile communications network.

The fair values of SunCom’s acquired assets, liabilities and contingent liabilities recognized at the date of acquisition and their carrying amounts immediately prior to the business combination are presented in the table below.

	Fair value at acquisition date millions of €	Carrying amounts immediately prior to the business combination millions of €
Assets	2,057	1,097
Current assets	243	255
Cash and cash equivalents	52	52
Financial assets	114	114
Trade and other receivables	54	55
Other assets	23	34
Non-current assets	1,814	842
Intangible assets	1,333	555
Of which: goodwill	883	60
Property, plant and equipment	146	274
Other assets	335	13
Liabilities	977	925
Current liabilities	792	759
Financial liabilities	678	655
Trade and other payables	36	36
Other liabilities	78	68

Non-current liabilities	185	166
Financial liabilities	—	—
Other liabilities	185	166

SunCom was included in Deutsche Telekom’s consolidated financial statements for the first time as of February 22, 2008. The Group’s net revenue in the reporting period increased by EUR 191 million as a result of the acquisition of SunCom. Had the business combination already occurred on January 1, 2008, net revenue would have been approximately EUR 84 million higher. Net profit for the current period includes a net loss at SunCom of EUR 3 million. Net profit would have been reduced even further – by EUR 6 million, the amount of the net loss at SunCom – had the business combination been executed effective January 1, 2008.

Changes in the composition of the Group.

In the past year, Deutsche Telekom has acquired interests in various companies that were not yet, or were only partially, included in the consolidated financial statements for the first six months of 2007. These were primarily T-Mobile Netherlands (formerly Orange Nederland), which was included in the consolidated financial statements for the first time as of October 1, 2007, and ImmobilienScout GmbH, which was fully consolidated for the first time as of November 1, 2007. In addition, SunCom, which was acquired in the first quarter of the reporting period, was included in the consolidated financial statements for the first time effective February 22, 2008. In addition, the consolidated group no longer includes the entities T-Online France and T-Online Spain, which were still part of the Broadband/Fixed network operating segment in the first half of 2007 and which were sold as of June 30, 2007 and July 31, 2007 respectively. In addition, the composition of the Group reflected the transfer of operations of Vivento Technical Services and the deconsolidation of T-Systems Media & Broadcast effective January 1, 2008.

Effect of changes in the composition of the Group on the consolidated income statement for the first half of 2008

	Mobile Communications Europe millions of €	Mobile Communications USA millions of €	Broadband/Fixed Network millions of €	Business Customers millions of €	Group Headquarters & Shared Services millions of €	Total millions of €
Net revenue	278	191	(174)	(140)	5	160
Cost of sales	(238)	(87)	204	92	5	(24)
Gross profit (loss)	40	104	30	(48)	10	136
Selling expenses	(31)	(68)	95	7	19	22
General and administrative expenses	(31)	(25)	6	0	10	(40)
Other operating income	1	0	(217)	(8)	5	(219)
Other operating expenses	(15)	0	3	2	(3)	(13)
Profit (loss) from operations	(36)	11	(83)	(47)	41	(114)
Finance costs	0	(8)	0	1	0	(7)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	0	0	0	0	0	0
Other financial income (expense)	0	(4)	0	1	0	(3)
Profit (loss) from financial activities	0	(12)	0	2	0	(10)
Profit (loss) before income taxes	(36)	(1)	(83)	(45)	41	(124)
Income taxes	1	(2)	(3)	17	1	14
Profit (loss) after income taxes	(35)	(3)	(86)	(28)	42	(110)
Profit (loss) attributable to minority interests	0	0	0	0	0	0
Net profit (loss)	(35)	(3)	(86)	(28)	42	(110)

Selected notes to the consolidated income statement.

Cost of sales

	Second quarter of 2008			First half of 2008
	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007 millions of €	Change %	FY 2007 millions of €
Cost of sales	(8,342)	(8,590)	2.9	(16,664)	(17,210)	3.2	(35,337)

Aside from exchange rate effects, the decrease of EUR 0.5 billion in the cost of sales compared with the first half of 2007 was mainly due to cost reductions and efficiency gains.

Selling expenses

	Second quarter of 2008			First half of 2008
	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007 millions of €	Change %	FY 2007 millions of €
Selling expenses	(3,810)	(4,039)	5.7	(7,519)	(8,012)	6.2	(16,644)

Selling expenses decreased by EUR 0.5 billion compared with the first half of 2007. This was mainly due to exchange rate effects and lower marketing expenses.

Profit/loss from financial activities

	Second quarter of 2008			First half of 2008
	Q2 2008 millions of €	Q2 2007 millions of €[a]	Change %	H1 2008 millions of €	H1 2007 millions of €[a]	Change %	FY 2007 millions of €
Profit (loss) from financial activities	(976)	(789)	(23.7)	(1,653)	(1,534)	(7.8)	(2,833)
Finance costs	(770)	(685)	(12.4)	(1,342)	(1,343)	0.1	(2,514)
Interest income	87	69	26.1	158	116	36.2	261
Interest expense	(857)	(754)	(13.7)	(1,500)	(1,459)	(2.8)	(2,775)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	5	6	(16.7)	16	13	23.1	55
Other financial income (expense)	(211)	(110)	(91.8)	(327)	(204)	(60.3)	(374)

a	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statements - Selected explanatory notes- Accounting polices”.

The increase in the loss from financial activities in the first half of 2008 compared with the same period in the prior year was predominantly attributable to the downgrade of Deutsche Telekom AG’s rating to BBB+/Baa1 and the resulting adjustment to the carrying amounts for a number of bonds with rating-linked coupons.

Income taxes

	Second quarter of 2008			First half of 2008
	Q2 2008 millions of €	Q2 2007 millions of €[a]	Change %	H1 2008 millions of €	H1 2007 millions of €[a]	Change %	FY 2007 millions of €
Income taxes	(344)	(516)	33.3	(906)	(989)	8.4	(1,373)

a	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statements - Selected explanatory notes- Accounting polices”.

Income taxes decreased year-on-year despite the higher profits before income taxes. This was mainly a result of the reduction in the German income tax rate from 39 percent to 30.5 percent.

Other disclosures.

Personnel

	Second quarter of 2008			First half of 2008
	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007 millions of €	Change %	FY 2007 millions of €
Personnel costs	(3,457)	(3,536)	2.2	(6,777)	(7,015)	3.4	(15,387)

The decrease in personnel costs by EUR 0.2 billion compared with the first half of 2007 to EUR 6.8 billion is mainly attributable to the further reduction in the average number of employees.

Average number of employees

	Second quarter of 2008			First half of 2008
	Q2 2008	Q2 2007	Change %	H1 2008	H1 2007	Change %	FY 2007
Deutsche Telekom Group	236,183	244,046	(3.2)	237,143	245,668	(3.5)	243,736
Non-civil servants	202,268	205,163	(1.4)	202,393	206,135	(1.8)	205,471
Civil servants	33,915	38,883	(12.8)	34,750	39,533	(12.1)	38,265

Trainees and student interns	10,065	10,423	(3.4)	10,334	10,679	(3.2)	10,708

The decrease in the average number of employees was mainly caused by continued personnel reductions in Germany and Eastern Europe. These reductions were partially offset by the effect of changes in the composition of the Group and an increase in the number of employees at T-Mobile USA.

Number of employees at balance sheet date

	June 30, 2008	Dec. 31, 2007	Change	Change %	June 30, 2007
Deutsche Telekom Group	235,794	241,426	(5,632)	(2.3)	242,703
Germany	142,358	148,938	(6,580)	(4.4)	153,822
International	93,436	92,488	948	1.0	88,881

Non-civil servants	202,151	205,867	(3,716)	(1.8)	204,108
Civil servants	33,643	35,559	(1,916)	(5.4)	38,595

Trainees and student interns	9,164	11,932	(2,768)	(23.2)	9,490

The decrease in the number of employees at the balance sheet date is also attributable to continued personnel reductions in Germany and Eastern Europe. These reductions were partially offset by the effect of changes in the composition of the Group and an increase in the number of employees at T-Mobile USA.

Depreciation, amortization and impairment losses

	Second quarter of 2008			First half of 2008
	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007 millions of €	Change %	FY 2007 millions of €
Amortization and impairment of intangible assets	(773)	(797)	3.0	(1,549)	(1,578)	1.8	(3,490)
Of which: UMTS licenses	(217)	(227)	4.4	(438)	(455)	3.7	(908)
Of which: U.S. mobile communications licenses	(7)	—	n.a.	(21)	(7)	n.a.	(9)
Of which: goodwill	—	—	—	—	—	—	(327)
Depreciation and impairment of property, plant and equipment	(1,925)	(1,973)	2.4	(3,806)	(3,940)	3.4	(8,121)
Total depreciation, amortization and impairment losses	(2,698)	(2,770)	2.6	(5,355)	(5,518)	3.0	(11,611)

Depreciation, amortization and impairment losses decreased by approximately EUR 0.2 billion year-on-year, mainly as a result of lower depreciation of technical equipment and machinery.

Earnings per share

Basic and diluted earnings per share are calculated in accordance with IAS 33 as follows:

		Second quarter of 2008		First half of 2008
		Q2 2008	Q2 2007[a]	H1 2008	H1 2007[a]	FY 2007
Calculation of basic earnings per share
Net profit (basic)	(millions of €)	394	604	1,318	1,065	571
Number of ordinary shares issued	(millions)	4,361	4,361	4,361	4,361	4,361
Treasury shares held by Deutsche Telekom AG	(millions)	(2)	(2)	(2)	(2)	(2)
Shares reserved for outstanding options granted to T-Mobile USA and Powertel	(millions)	(19)	(21)	(19)	(21)	(20)
Adjusted weighted average number of ordinary shares outstanding (basic)	(millions)	4,340	4,338	4,340	4,338	4,339
Basic earnings per share/ADS	(€)	0.09	0.14	0.30	0.25	0.13

a	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statements - Selected explanatory notes- Accounting polices”.

The calculation of basic earnings per share is based on the time-weighted total number of all ordinary shares outstanding. The number of ordinary shares issued already includes all shares newly issued in the reporting period in line with their time weighting.

		Second quarter of 2008		First half of 2008
		Q2 2008	Q2 2007[a]	H1 2008	H1 2007[a]	FY 2007
Calculation of diluted earnings per share
Net profit (diluted)	(millions of €)	394	604	1,318	1,065	571
Adjusted weighted average number of ordinary shares outstanding (basic)	(millions)	4,340	4,338	4,340	4,338	4,339
Dilutive potential ordinary shares from stock options and warrants	(millions)	0	0	1	1	1
Weighted average number of ordinary shares outstanding (diluted)	(millions)	4,340	4,338	4,341	4,339	4,340
Diluted earnings per share/ADS	(€)	0.09	0.14	0.30	0.25	0.13

a	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statements - Selected explanatory notes- Accounting polices”.

Selected notes to the consolidated balance sheet.

Cash and cash equivalents

In the reporting period, cash and cash equivalents decreased from EUR 2.2 billion to EUR 2.0 billion. Factors behind this decrease include the payment of dividends in the first half-year, the acquisition of shares in OTE and the acquisition of SunCom. This was partly offset by an increase in net proceeds from the issue of financial liabilities, by cash flow and by proceeds from the sale of Media & Broadcast.

Detailed information can be found in the consolidated cash flow statement.

Non-current assets and disposal groups held for sale

As of June 30, 2008, current assets included EUR 640 million in non-current assets and disposal groups held for sale. In addition, EUR 334 million of liabilities associated with these non-current assets and disposal groups held for sale are shown as current liabilities. These assets and liabilities relate mainly to the real estate portfolio of Deutsche Telekom AG and of its subsidiary Deutsche Telekom Immobilien und Service GmbH (DeTeImmobilien), including its subsidiaries and associates.

Deutsche Telekom sold the T-Systems subsidiary Media & Broadcast effective January 1, 2008. The sale is part of the “Focus, fix and grow” strategy. In addition, the operations of Vivento Technical Services GmbH were transferred to Nokia Siemens Networks as part of a strategic partnership between Deutsche Telekom AG and Nokia Siemens Networks for managed services and network modernization.

Deutsche Telekom AG real estate portfolio

The real estate portfolio held for sale relates to land and buildings not required for operations by Group Headquarters & Shared Services in the amount of EUR 520 million. These properties are scheduled to be sold within twelve months via the customary channels.

DeTeImmobilien

As part of its “Focus, fix and grow” strategy, Deutsche Telekom decided to dispose of its real estate services business, which is assigned to the Group Headquarters & Shared Services operating segment. Accordingly, the real estate services business combined within the subsidiary DeTeImmobilien is shown as held for sale as of June 30, 2008. In the meantime, an agreement on the sale of DeTeImmobilien was successfully concluded. The transaction has yet to be approved by the Supervisory Board and the responsible anti-trust authorities. The sale is scheduled to become effective as of October 1, 2008.

Orange Nederland Breedband

By acquiring 100 percent of the equity interests in Orange Nederland N.V., The Hague, Netherlands and in Orange Nederland Breedband B.V., Amsterdam, Netherlands (Orange Nederland Breedband) Deutsche Telekom gained control of these two entities effective October 1, 2007. The acquisition was conducted indirectly through T-Mobile Netherlands Holding B.V., part of the Mobile Communications Europe operating segment, with the intention at the time of acquisition to sell the acquired equity interest in Orange Nederland Breedband. In the second quarter of 2008, Deutsche Telekom decided not to sell the acquired shares. Accordingly, the acquired assets and liabilities are no longer reported in the consolidated balance sheet as being held for sale. The differences resulting from the remeasurement of the assets and liabilities following this reclassification, as well as all other effects on profit and loss to be applied retroactively until the date of reclassification are reported in the income statement for the first half of 2008 under other operating expenses totaling EUR 6 million.

T-Systems Media & Broadcast

Deutsche Telekom AG sold the subsidiary T-Systems Media & Broadcast GmbH to the French TDF (Télédiffusion de France) group effective January 1, 2008. The net proceeds of the disposal amount to EUR 0.7 billion. TDF has taken over all shares in the subsidiary, which installs and operates multimedia TV and radio broadcasting platforms and was previously assigned to the Business Customers operating segment. The gain resulting from the entity’s sale and deconsolidation in the amount of EUR 0.5 billion is included in other operating income.

Vivento Technical Services

The transfer of operations of Vivento Technical Services GmbH to Nokia Siemens Networks as part of a strategic partnership between Deutsche Telekom AG and Nokia Siemens Networks for managed services and network modernization became effective January 1, 2008. Nokia Siemens Networks is one of the world’s leading providers of infrastructure products and services for the communications industry. The company is headquartered in Espoo, Finland. The transfer of operations provides for the transfer of the operating assets of Vivento Technical Services GmbH as well as continued support by Deutsche Telekom in order to promote a successful transfer of operations of Vivento Technical Services GmbH to Nokia Siemens Networks. Vivento Technical Services is assigned to the Group Headquarters & Shared Services operating segment.

Intangible assets and property, plant and equipment

	June 30, 2008 millions of €	Dec. 31, 2007 millions of €	Change millions of €	Change %	June 30, 2007 millions of €
Intangible assets	53,576	54,404	(828)	(1.5)	56,255
Of which: UMTS licenses	11,148	11,856	(708)	(6.0)	12,634
Of which: U.S. mobile communications licenses	15,546	16,357	(811)	(5.0)	17,812
Of which: goodwill	21,434	20,640	794	3.8	20,674
Property, plant and equipment	41,005	42,531	(1,526)	(3.6)	43,961

The decrease in the carrying amounts of intangible assets and property, plant and equipment is primarily attributable to exchange rate effects totaling approximately EUR 1.7 billion, as well as depreciation, amortization and impairment losses of EUR 5.4 billion. This compares with investments of approximately EUR 3.4 billion as well as additions of around EUR 1.5 billion from the acquisition of SunCom. Of this total, goodwill accounts for around EUR 0.9 billion.

Additions to assets

	Second quarter of 2008			First half of 2008
	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007 millions of €[a]	Change %	FY 2007 millions of €[a]
Additions to assets	1,749	1,605	9.0	4,314	3,111	38.7	9,077
Intangible assets	195	242	(19.4)	1,439	453	n.a.	2,188
Property, plant and equipment	1,554	1,363	14.0	2,875	2,658	8.2	6,889

a	These include investments totaling EUR 112 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.

The additions to assets in the first half of 2008 are attributable to network expansion in the United States and the expansion of digital mobile communications networks in Europe. In the Broadband/Fixed Network operating segment, investments were also made in the expansion of the access network, in VDSL and in ADSL2+ technology. The year-on-year increase in the investment volume resulted mainly from the goodwill recognized in connection with the first-time consolidation of SunCom in February of 2008.

Investments accounted for using the equity method

On May 16, 2008, Deutsche Telekom acquired just under of 20 percent of the shares in Hellenic Telecommunications S.A., Athens, Greece (OTE) from Marfin Investment Group at a price of EUR 2.6 billion. On May 14, 2008, Deutsche Telekom also entered into a shareholders’ agreement with the Hellenic Republic providing for an increase in this holding to 25 percent plus one vote and granting Deutsche Telekom the possibility of controlling OTE’s financial and operating policies (as defined by IAS 27). To this end, Deutsche Telekom and the Hellenic Republic entered into a share purchase agreement on May 14, 2008 for the acquisition of an additional 3 percent of the shares at a price of EUR 0.4 billion. Under the share purchase agreement, Deutsche Telekom has additionally granted the Hellenic Republic two put options for an additional 5 percent (first put option) and 10 percent (second put option) of the shares. The first put option can be exercised by the Hellenic Republic at a total price of EUR 0.7 billion during a period of twelve months beginning in October 2008 at the earliest. Subsequently, the second put option can be exercised at market price plus a premium initially of 20 percent for a period of twelve months, after which it can be exercised at market price plus a premium of 15 percent until December 31, 2011. The second put option also includes shares which were not sold to Deutsche Telekom during the term of the first option.

The consummation of the shareholders’ agreement and the share purchase agreement with the Hellenic Republic, and therefore the effectiveness of the control over OTE, are still subject to approval by the responsible national and international regulatory authorities. The consummation of the shareholders’ agreement and the share purchase agreement was also contingent upon the acquisition of an additional 2 percent of the shares in OTE by Deutsche Telekom from the market, which at the time that the consolidated interim financial statements were being prepared had been completed for an amount of EUR 0.1 billion.

Statement of changes in equity

	Equity attributable to equity holders of the parent
	Equity contributed		Consolidated shareholders’ equity generated		Other comprehensive income	Treasury shares
	Issued capital millions of €	Capital reserves millions of €	Retained earnings incl. carryforwards millions of €	Net profit (loss) millions of €	millions of €	millions of €
Balance at Jan. 1, 2007	11,164	51,498	(16,977)	3,173	(2,275)	(5)
Changes in the composition of the Group
Profit after income taxes				1,065
Unappropriated net profit (loss) carried forward			3,173	(3,173)
Dividends			(3,124)
Proceeds from the exercise of stock options		15
Actuarial gains and losses
Change in other comprehensive income (not recognized in income statement)			72		(491)
Recognition of other comprehensive income in income statement					(4)
Balance at June 30, 2007	11,164	51,513	(16,856)	1,065	(2,770)	(5)

Balance at Jan. 1, 2008	11,165	51,524	(16,218)	571	(4,907)	(5)
Changes in the composition of the Group
Profit after income taxes				1,318
Unappropriated net profit (loss) carried forward			571	(571)
Dividends			(3,386)
Proceeds from the exercise of stock options		1
Actuarial gains and losses
Change in other comprehensive income (not recognized in income statement)			67		(1,127)
Recognition of other comprehensive income in income statement					(9)
Balance at June 30, 2008	11,165	51,525	(18,966)	1,318	(6,043)	(5)

	Equity attributable to equity holders of the parent	Minority interests			Total (consolidated shareholders’ equity) millions of €
	Total (equity attributable to equity holders of the parent) millions of €	Minority interest capital millions of €	Other comprehensive income millions of €	Total (minority interests) millions of €
Balance at Jan. 1, 2007	46,578	2,895	205	3,100	49,678
Changes in the composition of the Group
Profit after income taxes	1,065	250		250	1,315
Unappropriated net profit (loss) carried forward	0				0
Dividends	(3,124)	(249)		(249)	(3,373)
Proceeds from the exercise of stock options	15				15
Actuarial gains and losses
Change in other comprehensive income (not recognized in income statement)	(419)	3	3	6	(413)
Recognition of other comprehensive income in income statement	(4)				(4)
Balance at June 30, 2007	44,111	2,899	208	3,107	47,218

Balance at Jan. 1, 2008	42,130	2,911	204	3,115	45,245
Changes in the composition of the Group
Profit after income taxes	1,318	289		289	1,607
Unappropriated net profit (loss) carried forward	0				0
Dividends	(3,386)	(445)		(445)	(3,831)
Proceeds from the exercise of stock options	1				1
Actuarial gains and losses
Change in other comprehensive income (not recognized in income statement)	(1,060)	6	146	152	(908)
Recognition of other comprehensive income in income statement	(9)				(9)
Balance at June 30, 2008	38,994	2,761	350	3,111	42,105

The decrease in shareholders’ equity is mainly attributable to Deutsche Telekom AG’s dividend payment for the 2007 financial year totaling EUR 3.4 billion. In addition, negative exchange rate effects were recognized in other comprehensive income that are attributable to currency translation of financial statements prepared in foreign currencies. This was to a certain extent offset by profit after income taxes for the period.

A total of 1,881,508 treasury shares were held at June 30, 2008. Treasury shares accounted for 0.04 percent of capital stock.

Stock-based compensation plans.

Stock-based compensation plans exist at Deutsche Telekom AG (including the plans at the former T-Online International AG issued prior to the merger), T-Mobile USA, T-Mobile UK, Magyar Telekom and PTC.

Stock-based compensation plans currently in existence within the Group are summarized below. Details of the plans can be found in Note 42 to the consolidated financial statements in the 2007 Annual Report.

Stock option plans (SOPs).

Deutsche Telekom AG stock option plans

The following table provides an overview of the development of the total stock options issued by Deutsche Telekom AG held under the 2001 plan:

	SOP 2001		SAR 2001
	Stock options (thousands)	Weighted average exercise price €	SARs[a] (thousands)	Weighted average exercise price €
Outstanding stock options at Jan. 1, 2008	9,746	24.47	142	29.76
Granted	0	—	0	—
Exercised	22	12.36	0	—
Forfeited	476	26.88	3	22.00
Outstanding at June 30, 2008	9,248	24.38	139	29.93
Exercisable as of June 30, 2008	9,248	24.38	139	29.93

a	SARs: Stock appreciation rights represent an entitlement to cash compensation rather than shares.

T-Online International AG stock option plans (prior to merger)

The following table provides an overview of the development of total stock options issued by the former T-Online International AG (prior to merger) held under the 2001 plan. The options are converted into shares of Deutsche Telekom AG when exercised.

	SOP 2001
	Stock options (thousands)	Weighted average exercise price €
Outstanding stock options at Jan. 1, 2008	3,085	10.30
Granted	0	—
Exercised	0	—
Forfeited	136	10.31
Outstanding at June 30, 2008	2,949	10.30
Exercisable as of June 30, 2008	2,931	10.30

T-Mobile USA (VoiceStream/ Powertel) stock option plan

The following table provides an overview of the development of total stock options issued under the stock option plans of T-Mobile USA, including performance options, and Powertel, which were combined in 2004. The options are converted into American Depository Shares (ADSs) when exercised.

	Stock options (thousands)	Weighted average exercise price USD
Outstanding stock options at Jan. 1, 2008	7,079	22.75
Granted	0	—
Exercised	256	10.14
Forfeited	559	27.87
Expired	0	—
Outstanding at June 30, 2008	6,264	22.81
Exercisable as of June 30, 2008	6,264	22.81

Mid-term incentive plan/long-term incentive plan.

Mid-term incentive plans (MTIPs) exist at Deutsche Telekom AG (including the plans at the former T-Online International AG issued prior to the merger), T-Mobile USA, T-Mobile UK and Magyar Telekom to promote competitive total compensation for members of the Board of Management, senior executives and other beneficiaries at the Deutsche Telekom Group.

Additionally, T-Mobile USA and PTC have established performance cash plan programs with long-term incentive plans (LTIPs).

The most important changes to the Group’s MTIPs and LTIPs since year-end 2007 are detailed below. Details of the plans can be found in Note 42 to the consolidated financial statements in the 2007 Annual Report.

Deutsche Telekom AG MTIP

An MTIP for Deutsche Telekom AG came into effect for the last time on a revolving cycle for the year 2008 and will remain in force until the end of 2010.

The absolute performance target will be met if at the end of the term of the three-year plan, Deutsche Telekom’s share price has risen by at least 30 percent since the beginning of the plan. The relative performance target will be met if the total return of the T-Share outperforms the Dow Jones Euro STOXX Total Return Index on a percentage basis during the term of the plan. The weighting of the two targets, which are independent of each other, is 50 percent each and the payment upon target achievement is structured in the same way.

T-Mobile USA LTIP

For 2008, T-Mobile USA set up a new LTIP that, like the LTIP plans for the years 2006 and 2007, takes customer growth and the development of the company’s shareholder value into consideration as targets.

T-Mobile UK MTIP

For T-Mobile UK, an MTIP has also come into effect for the last time as part of a revolving cycle. In addition to the two performance targets for Deutsche Telekom AG, T-Mobile UK has introduced a third target for a defined group of participants which is based on the cash contribution (EBITDA before investments in intangible assets (excluding goodwill) and property, plant and equipment). The third performance target can only be achieved after the two other performance targets have been met.

Magyar Telekom MTIP

Magyar Telekom’s MTIP that came into effect for 2008 and was also issued for the last time on a revolving cycle is generally based on the same terms and conditions as Deutsche Telekom AG’s MTIP. However, performance is measured in terms of the development of Magyar Telekom’s shares and the Dow Jones EURO STOXX Total Return Index.

Polska Telefonia Cyfrowa (PTC) LTIP

Under the LTIP at PTC newly issued for 2008, the bonus is determined based on the achievement of the EBITDA target and, as in the case of previously issued LTIPs, is calculated separately for each cycle.

Income of EUR 3 million was recognized in the first half of 2008 in connection with the reversal of provisions for the MTIPs linked to the development of the T-Share due to a sustained shortfall in the expectations for the performance of the T-Share relative to the defined performance targets. Expenditures for LTIPs at T-Mobile USA and PTC amounted to EUR 32 million.

Contingencies and other financial obligations.

Contingencies and other financial obligations decreased by EUR 1.5 billion compared with December 31, 2007 to EUR 33.1 billion, mainly due to the payment of the purchase price for SunCom Wireless Holdings, Inc. In addition, the present value of payments to be made by Deutsche Telekom to the special pension fund or its successors pursuant to the provisions of the German Posts and Telecommunications Reorganization Act (Postneuordnungsgesetz – PTNeuOG) decreased by EUR 0.7 billion compared with December 31, 2007. The decrease in the present value is the result of the pre-payment of the annual obligation of EUR 0.8 billion and, in an offsetting effect, interest added to the present value amounting to EUR 0.1 billion. By contrast, obligations arising from the acquisition of property, plant and equipment, as well as miscellaneous purchase commitments and similar obligations rose by EUR 0.9 billion compared with the amount at the end of the year.

Details of commitments resulting from the acquisition of shares in OTE are disclosed in the notes on “Investments accounted for using the equity method.”

Executive bodies.

Dr. Klaus Zumwinkel resigned his position as Chairman of, as well as his seat on, the Supervisory Board at the meeting of the Supervisory Board on February 27, 2008. At the same meeting, Dr. Klaus G. Schlede was elected Chairman of the Supervisory Board. Dr. Arndt Overlack was appointed to the Supervisory Board by court order effective March 6, 2008 and resigned his seat effective April 16, 2008. Thereupon Prof. Dr. Ulrich Lehner, a member of the Shareholders’ Committee of Henkel AG & Co. KGaA, was appointed as a member of the Supervisory Board by court order for a limited term with effect from April 17, 2008 until the end of the shareholders’ meeting on May 15, 2008. The Supervisory Board elected him its Chairman on April 25, 2008. Prof. Dr. Ulrich Lehner was elected to the Supervisory Board by the shareholders’ meeting on May 15, 2008; this election superseded the earlier appointment by court order. Following his election by the shareholders’ meeting, the Supervisory Board confirmed Prof. Dr. Ulrich Lehner as Chairman of the Supervisory Board on the same day.

Hans Martin Bury, member of the management board of Lehman Brothers Bankhaus AG, was elected to the Supervisory Board by the shareholders’ meeting on May 15, 2008 as successor to Dr. Klaus G. Schlede who retired at the end of the 2008 shareholders’ meeting.

Dr. Thomas Mirow resigned his seat on the Supervisory Board effective June 30, 2008. State Secretary Jörg Asmussen was appointed as his successor by court order effective July 1, 2008 for a limited term until the end of the next shareholders’ meeting.

Effective as of December 31, 2007, Wolfgang Schmitt resigned his position as Supervisory Board member representing executives and senior executives upon retirement from the Company. Hermann Josef Becker, a member of the management of Deutsche Telekom Direct Sales, was appointed to the Supervisory Board by court order effective January 1, 2008 to replace him as representative of executives and senior executives.

Significant events after the balance sheet date (June 30, 2008).

Group

Additional 2 percent in OTE acquired.

The consummation of the shareholders’ agreement and the share purchase agreement with the Hellenic Republic and therefore the effectiveness of the control (as defined by IAS 27) over OTE are currently still subject to approval by the responsible national and international regulatory authorities. The consummation of the shareholders’ agreement and the share purchase agreement was also contingent upon the acquisition of an additional 2 percent of the shares in OTE by Deutsche Telekom from the market, which at the time the Interim Group Report for the first half of 2008 was being prepared had been closed. Deutsche Telekom AG currently directly owns 21.967 percent of all shares in OTE.

Pay increase for civil servants.

The German national parliament, the Bundestag, has passed the 2008/2009 Federal Civil Servant Remuneration and Pension Adjustment Act (Bundesbesoldungs- und Versorgungsanpassungsgesetz). The Bundesrat, the Chamber representing the federal states, approved the proposed regulation; no amendments are anticipated. In a joint communication, the Federal Ministry of the Interior and the Federal Ministry of Finance set out that until this Act enters into force, pay advances must be made for salaries as from the month of August 2008, i.e., at the end of July 2008. This also applies to civil servants employed at Deutsche Telekom AG. The bill provides for the following increase in remuneration and pensions in 2008 and 2009: From January 1, 2008, the basic monthly salary rates will increase by EUR 50 (basic amount). Remuneration including the basic amount will rise by a linear 3.1 percent. A further linear increase of 2.8 percent is envisaged from January 1, 2009. One-time payments of EUR 225 will be made in January 2009; overtime pay and the severity allowance will also be increased.

Sale of DeTeImmobilien to Strabag.

On July 23, 2008, Deutsche Telekom and the Austrian company Strabag SE signed an agreement on the sale of Deutsche Telekom’s wholly owned real estate services subsidiary DeTeImmobilien. Under the terms of the agreement, DeTeImmobilien is to be sold by Deutsche Telekom and taken over by Strabag effective October 1, 2008. Far-reaching agreements have been made to safeguard the jobs of the approximately 6,200 current employees and to secure their pay and benefits. In addition, a comprehensive service agreement with an initial term of ten years was concluded with Deutsche Telekom, currently the largest customer, based on market and industry benchmarks. The transaction is subject to approval by the Supervisory Board of Deutsche Telekom and the relevant anti-trust authorities. Deutsche Telekom’s real estate is not affected by the sale.

Mobile Communications Europe

Introduction of the Apple iPhone 3G in Germany, the Netherlands and Austria.

T-Mobile has been marketing the innovative iPhone 3G in Germany, the Netherlands and Austria since July 11, 2008 with great success. More than 15,000 phones were sold in Germany on the first day of sales alone. The strong demand for the iPhone coupled with the attractive T-Mobile rate plans affirms that focusing on mobile broadband services in connection with new multimedia devices is what customers want and will determine the future development of the mobile communications market.

T-Mobile cuts roaming prices.

By reducing its roaming charges for data services by up to 80 percent as of July 1, 2008, T-Mobile UK is following in the footsteps of T-Mobile Deutschland, which cut its prices by around 75 percent in June 2008. T-Mobile Deutschland and T-Mobile UK will also reduce their text message roaming rates by 20 percent from July 1, 2008 (for prepay customers) and 38 percent from August 30, 2008, respectively. Other T-Mobile companies also cut their text message roaming rates in time for the start of the summer holiday season. In the area of voice telephony, T-Mobile Deutschland will lower its per-minute rates for roaming calls as of August 30, 2008. In this way, T-Mobile’s two largest national companies in Europe are making their prices for mobile communications abroad more attractive and continuing the course they have followed for several years.

Mobile Communications USA

T-Mobile USA launches USD 10-home phone service.

T-Mobile USA announced a groundbreaking new home phone service that enables customers to make unlimited nationwide calls from their home phone for just USD 10 per month. On July 2, 2008, T-Mobile USA launched T-Mobile @Home nationwide. The service allows customers to keep their home phone number and save money by adding their home phone line to their T-Mobile service. Previously available in two test markets, Dallas and Seattle, T-Mobile @Home has proved to be a great solution for families looking for a way to save money without sacrificing a home phone.

Broadband/Fixed Network

Musicload and Softwareload become more international with a broader range.

The music download portal Musicload is expanding into German-speaking regions, moving into the Swiss and Austrian markets in July 2008. Users can access the entire repertoire of the portal consisting of more than 3.5 million songs, around 1,500 audiobooks, and a wide selection of music videos. Softwareload will make its offering for handsets available to all Internet users beginning in August 2008. The portfolio includes a large selection of PC software as well as 12,000 mobile software items for leading operating systems, such as SymbianOS, Windows Mobile, BlackBerry-Rim and PalmOS.

T-Punkt Vertriebsgesellschaft earns TÜV awards.

In early July 2008, TÜV Saarland (Technical Inspection Agency) tested T-Punkt Vertriebsgesellschaft for customer satisfaction in relation to its overall service, awarding it a rating of 1.74 and thus allowing it to use the seal “TÜV Service tested.” The result is based on representative surveys of almost 30,000 customers of T-Punkt stores carried out in January and February this year.

Business Customers

T-Systems signs collective wage agreement.

T-Systems started negotiations on a collective wage agreement applicable to around 27,000 pay-scale employees in the second quarter of 2008. Following lengthy negotiations, a workable compromise was reached on July 9, 2008 that is economically viable in view of the difficult situation T-Systems is experiencing. The outcome envisages a linear salary increase of 3.1 percent from January 1, 2009. One-time payments of EUR 900 will be made to pay-scale employees in 2008, with civil servants on leave from civil-servant status receiving EUR 765. The wage settlement is valid for a total of 21 months.

Severance package at T-Systems.

T-Systems plans to offer a voluntary severance package between September 1, 2008 and February 28, 2009 as part of the workforce restructuring program. Three times the amount of the regular settlement payment will be provided. Employees who opt for a dissolution contract between September 1 and November 30, 2008 will receive a higher severance payment than those who conclude such a contract at a later point in time.

Selected notes to the consolidated cash flow statement.

Net cash from operating activities

Net cash from operating activities amounted to EUR 7.0 billion in the reporting period, compared with EUR 5.2 billion in the prior-year period. The increase was primarily attributable to favorable changes in working capital and lower interest payments, partly offset by the year-on-year increase in tax payments.

Net cash used in/from investing activities

Net cash used in investing activities totaled EUR 6.4 billion as compared with EUR 2.3 billion in the same period of the previous year. The main factors contributing to this change were outflows for the acquisition of SunCom in the amount of EUR 1.0 billion and for the acquisition of shares in OTE in the amount of EUR 2.6 billion. There were no comparable outflows in the same period of the prior year.

Net cash from/used in financing activities

Net cash used in financing activities in the first half of 2008 totaled EUR 0.9 billion, compared with EUR 3.5 billion in the first half of 2007.

This change was mostly attributable to the higher proceeds from the issue of non-current financial liabilities of EUR 2.9 billion, while net repayments of current financial liabilities increased by EUR 0.1 billion.

In addition to short-term net drawdowns of bilateral credit lines amounting to EUR 1.6 billion and the net issue of commercial papers for EUR 1.5 billion, the issue of financial liabilities in the first half of 2008 consisted in particular of the issue of a Eurobond of EUR 1.5 billion, the issue of medium-term notes of EUR 0.7 billion and the issue of a Samurai bond of EUR 0.3 billion. In addition, promissory notes were issued for an amount of EUR 1.1 billion and a loan of EUR 0.5 billion was taken out with the European Investment Bank. A Benchmark bond in the amount of EUR 2.0 billion, medium-term notes for an amount of EUR 1.5 billion and bonds as well as drawn credit lines of SunCom amounting to EUR 0.7 billion were repaid during the same period.

In addition, dividend payments increased by EUR 0.2 billion year-on-year, primarily due to the higher dividends payments by Deutsche Telekom AG.

Segment reporting.

The following tables give an overall summary of Deutsche Telekom’s operating segments for the second quarters and the first six months of the years 2008 and 2007, as well as for the full 2007 financial year. Segment reporting further includes a reconciliation of the total profit/loss of the segments to the Group’s profit/loss for the respective periods.

Segment information in the quarters

Q2 2008 Q2 2007	Net revenue millions of €	Intersegment revenue millions of €	Total revenue millions of €	Profit (loss) from operations millions of €	Depreciation and amortization millions of €	Impairment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method millions of €[a]
Mobile Communications Europe	5,015	172	5,187	861	(941)	0	33,941	2
	4,934	185	5,119	754	(960)	0	35,631	0
Mobile Communications USA	3,496	2	3,498	584	(423)	(7)	29,670	12
	3,538	7	3,545	545	(484)	0	31,894	8
Broadband/Fixed Network	4,403	888	5,291	837	(882)	(1)	26,047	82
	4,762	893	5,655	929	(926)	0	25,875	127
Business Customers	2,057	610	2,667	(65)	(193)	(8)	7,903	17
	2,239	723	2,962	34	(221)	(1)	9,340	21
Group Headquarters & Shared Services	154	761	915	(305)	(175)	(75)	11,930	2,520
	102	886	988	(215)	(176)	(13)	11,844	4
Total	15,125	2,433	17,558	1,912	(2,614)	(91)	109,491	2,633
	15,575	2,694	18,269	2,047	(2,767)	(14)	114,584	160
Reconciliation	—	(2,433)	(2,433)	(44)	9	(2)	(3,276)	(1)
	—	(2,694)	(2,694)	(4)	11	0	(2,619)	0
Group	15,125	—	15,125	1,868	(2,605)	(93)	106,215	2,632
	15,575	—	15,575	2,043	(2,756)	(14)	111,965	160

a	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statements - Selected explanatory notes- Accounting polices”.

Half-year segment information

H1 2008 H1 2007	Net revenue millions of €	Intersegment revenue millions of €	Total revenue millions of €	Profit (loss) operations millions of €	Depreciation and amortization millions of €	Impairment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method millions of €[a]
Mobile Communications Europe	9,850	329	10,179	1,620	(1,881)	0	33,941	2
	9,718	345	10,063	1,361	(1,939)	0	35,631	0
Mobile Communications USA	6,953	6	6,959	1,086	(869)	(21)	29,670	12
	7,000	13	7,013	1,004	(953)	(7)	31,894	8
Broadband/Fixed Network	8,914	1,759	10,673	1,746	(1,781)	(3)	26,047	82
	9,697	1,790	11,487	1,905	(1,830)	(4)	25,875	127
Business Customers	4,082	1,188	5,270	414	(386)	(9)	7,903	17
	4,422	1,446	5,868	78	(438)	(1)	9,340	21
Group Headquarters & Shared Services	304	1,495	1,799	(582)	(347)	(80)	11,930	2,520
	191	1,749	1,940	(465)	(350)	(21)	11,844	4
Total	30,103	4,777	34,880	4,284	(5,264)	(113)	109,491	2,633
	31,028	5,343	36,371	3,883	(5,510)	(33)	114,584	160
Reconciliation	—	(4,777)	(4,777)	(118)	23	(1)	(3,276)	(1)
	—	(5,343)	(5,343)	(45)	25	0	(2,619)	0
Group	30,103	—	30,103	4,166	(5,241)	(114)	106,215	2,632
	31,028	—	31,028	3,838	(5,485)	(33)	111,965	160

a	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statements - Selected explanatory notes- Accounting polices”.

Segment information for the 2007 financial year

FY 2007	Net revenue millions of €	Intersegment revenue millions of €	Total revenue millions of €	Profit (loss) from operations millions of €	Depreciation and amortization millions of €	Impairment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method millions of €
Mobile Communications Europe	20,000	713	20,713	2,436	(3,903)	(338)	35,151	0
Mobile Communications USA	14,050	25	14,075	2,017	(1,883)	(9)	30,146	10
Broadband/Fixed Network	19,072	3,618	22,690	3,250	(3,605)	(70)	25,668	86
Business Customers	8,971	3,016	11,987	(323)	(882)	(25)	9,352	18
Group Headquarters & Shared Services	423	3,445	3,868	(1,973)	(708)	(259)	11,946	4
Total	62,516	10,817	73,333	5,407	(10,981)	(701)	112,263	118
Reconciliation	—	(10,817)	(10,817)	(121)	48	23	(3,201)	0
Group	62,516	—	62,516	5,286	(10,933)	(678)	109,062	118

Reconciliation of total profit/loss of segments to the Group’s profit/loss for the period

	Second quarter of 2008		First half of 2008
	Q2 2008 millions of €	Q2 2007 millions of €[a]	H1 2008 millions of €	H1 2007 millions of €[a]	FY 2007 millions of €
Total profit (loss) of reportable segments	1,912	2,047	4,284	3,883	5,407
Reconciliation to the Group	(44)	(4)	(118)	(45)	(121)
Profit from operations of the Group	1,868	2,043	4,166	3,838	5,286
Profit (loss) from financial activities	(976)	(789)	(1,653)	(1,534)	(2,833)
Profit before taxes	892	1,254	2,513	2,304	2,453
Income taxes	(344)	(516)	(906)	(989)	(1,373)
Profit after income taxes	548	738	1,607	1,315	1,080

a	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statements - Selected explanatory notes- Accounting polices”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Executive Vice President Chief Accounting Officer

Date: August 7, 2008

Exhibit 99.1

Articles of Incorporation

of Deutsche Telekom AG

I. General Provisions

§ 1

Firm, Headquarters and Financial Year

(1) The stock corporation - hereinafter referred to as the “Corporation” - shall be designated Deutsche Telekom AG.

(2) Its registered office shall be in Bonn.

(3) Financial year shall be the calendar year.

§ 2

Object

(1) Object of the enterprise is activity in all areas of telecommunications, information technology, multimedia, information and entertainment, as well as security services and any services connected to these areas, and also in related areas in Germany and abroad.

(2) The Corporation shall be entitled to enter into all other transactions and take all other measures deemed appropriate to serve the object of the enterprise pursuant to subpara. 1. It may also set up, acquire and participate in other undertakings of the same or similar kind in Germany and abroad, as well as run such undertakings or confine itself to the administration of its participation. It may spin off its operations wholly or partly to affiliated undertakings.

§ 3

Commissioning the Deutsche Bundespost Federal Posts and Telecommunications Agency

The Corporation shall arrange for matters within the meaning of § 3 (1) of the Federal Posts and Telecommunications Agency Act to be carried out by the Deutsche Bundespost Federal Posts and Telecommunications Agency. For this purpose it shall enter into non- gratuitous business management contracts with the Federal Agency.

This Translation is for courtesy purposes only. The German original shall prevail

(entered into the commercial register on ~~May 16, 2007~~ May 29, 2008).

1

§ 4

Announcements and Information

(1) Announcements of the Corporation shall be published in the electronic Federal Gazette.

(2) The Corporation shall be entitled as permitted by law to forward information to its shareholders electronically.

II. Capital Stock and Shares

§ 5

Amount and Breakdown of Capital Stock

(1) The capital stock of the Corporation amounts to € ~~11,164,465,280~~11,164,921,863.68 (in words: eleven billion, one hundred sixty-four million, ~~four~~ nine hundred ~~sixty-five~~twenty-one thousand, ~~two~~eight hundred ~~eighty~~sixty-three euros sixty-eight eurocent). It is divided into ~~4,361,119,250~~4,361,297,603 (in words: four billion, three hundred sixty-one million, ~~one hundred nineteen thousand,~~ two hundred ~~fifty~~ninety-seven thousand, six hundred three) no par value shares.

(2) The Board of Management is authorized to increase the capital stock with the approval of the Supervisory Board by up to €2,399,410,734.08 by issuing up to 937,269,818 registered no par value shares for non-cash contributions in the period up to May 17, 2009. The authorization may be exercised as a whole or on one or more occasions in partial amounts. The Board of Management is authorized, subject to the approval of the Supervisory Board, to exclude the shareholders’ subscription right when issuing new shares for mergers or acquisitions of companies, parts thereof or interests in companies, including increasing existing investment holdings, or other assets eligible for contribution for such acquisitions, including receivables from the Corporation. The Board of Management is authorized, subject to the approval of the Supervisory Board, to determine the further content of share rights and the conditions under which shares are issued (authorized capital 2004).

(3) The Board of Management is authorized to increase the capital stock with the approval of the Supervisory Board by up to € 38,400,000 by issuing up to 15,000,000 registered no par value shares for cash or non-cash contributions in the period up to May 2, 2011. The authorization may be exercised as a whole or on one or more occasions in partial amounts. The subscription rights of shareholders shall be precluded.

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The new shares may only be issued to grant shares to employees of Deutsche Telekom AG and of lower-tier affiliated companies (employee shares). The new shares can also be issued to a bank or some other company meeting the requirements of § 186 (5), sentence 1 AktG that assumes the obligation to use these shares exclusively for the purpose of granting employee shares. The shares to be issued as employee shares can also be acquired in the form of a securities loan from a bank or some other company meeting the requirements of § 186 (5), sentence 1 AktG and the new shares used to repay this securities loan. The Board of Management is authorized, subject to the approval of the Supervisory Board, to determine the further content of share rights and the conditions under which shares are issued (authorized capital 2006).

(4) The capital stock is conditionally increased by up to € ~~32,326,991.36,~~31,870,407.68, divided into up to ~~12,627,731~~12,449,378 new registered no par value shares (contingent capital II). The contingent capital increase is exclusively for the purpose of meeting subscription rights to shares from stock options granted in the period until December 31, 2003 to members of the Board of Management of the Corporation, executives at levels below the Board of Management of the Corporation and other executives, managers and specialists of the Corporation and to Board of Management members, managing board members and other executives of second- and lower-tier domestic and foreign Group companies, on the basis of the authorization for a 2001 Stock Option Plan granted by resolution of the shareholders’ meeting on May 29, 2001. It shall be implemented only to such extent as subscription right holders make use of their subscription rights. The new shares shall participate in profits starting at the beginning of the financial year in which they are issued. If new shares are issued after the end of a financial year but before the Corporation’s ordinary shareholders’ meeting that adopts a resolution on the appropriation of net income for the preceding financial year, the new shares shall participate in the profits starting at the beginning of the financial year ended.

(5) The capital stock shall be conditionally increased by € 600,000,000, divided into up to 234,375,000 no par value shares (contingent capital IV). The contingent capital increase shall be implemented only to the extent that

a) the holders or creditors of convertible bonds or warrants arising as a result of convertible bonds issued or guaranteed by Deutsche Telekom AG or its direct or indirect majority holding by April 25, 2010, on the basis of the authorization resolution granted by the ordinary shareholders’ meeting in April 2005 make use of their conversion rights or option rights, or

b) those obligated as a result of convertible bonds or bonds with warrants granted or issued by April 25, 2010, by Deutsche Telekom AG or its direct or indirect majority holding on the basis of the authorization granted by resolution of the ordinary shareholders’ meeting of April 2005, fulfill their conversion or option obligations

c) and the contingent capital is required in accordance with the terms and conditions of the bond.

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The new shares shall participate in profits starting at the beginning of the financial year in which they are issued as the result of the exercise of any conversion or option rights or the fulfillment of any conversion or option obligations. The Board of Management is authorized, subject to the approval of the Supervisory Board, to determine any other details concerning the implementation of the contingent capital increase.

(6) The shares shall be registered shares.

(7) Where a resolution on capital increase does not stipulate whether the new shares be bearer or registered shares, they shall be registered shares.

(8) The Board of Management shall stipulate the form of share certificates and the profit sharing and renewal certificates. A right of shareholders to certification of their shares and profit shares is precluded unless certification is necessary according to the rules of a stock exchange where the stock is listed. The Corporation shall be entitled to issue stock certificates embodying individual shares or several shares (global certificates).

(9) In any capital increase, the distribution of profits in relation to new shares may be determined in derogation of § 60 of the Stock Corporation Act.

III. Board of Management

§ 6

Composition and Rules of Procedure

(1) The Board of Management shall consist of two members at least. For the rest the Supervisory Board shall determine the number of Board of Management members.

(2) Board of Management members shall be outstanding experts on telecommunications, the economy or business management.

(3) The Supervisory Board may appoint a Chairman as well as a Deputy Chairman of the Board of Management. Deputy members of the Board of Management may be appointed.

(4) The Board of Management shall adopt by unanimous decision of all its members its Rules of Procedure, which shall require the consent of the Supervisory Board.

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§ 7

Outside Representation

The Corporation shall be legally represented by two members of the Board of Management or by one member of the Board of Management jointly with a Prokurist1. Deputy members of the Board of Management shall have the same rights as ordinary members of the Board of Management with regard to the power of representation.

§ 8

Business Management

The Board of Management shall manage its business in accordance with the Rules of Procedure and the Schedule of Responsibilities approved by the Supervisory Board.

IV. Supervisory Board

§ 9

Composition, Tenure of Office, Retirement from Office

(1) The Supervisory Board shall consist of twenty members, specifically ten members representing the shareholders and ten members representing the employees. The Supervisory Board members representing the shareholders shall be elected by the shareholders’ meeting and the Supervisory Board members representing the employees shall be elected in accordance with the provisions of the German Codetermination Act (Mitbestimmungsgesetz).

(2) The members of the Supervisory Board shall be elected for the period ending with the shareholders’ meeting that approves the actions of the Supervisory Board for the fourth financial year following commencement of tenure of office. The financial year in which tenure of office commences shall not be counted. The shareholders’ meeting may determine, for members representing shareholders, a shorter tenure of office at the time of their election. A successor to a member representing shareholders who has resigned prior to expiry of his/her tenure of office shall be elected for the remainder of the retired member’s tenure of office, unless the successor’s tenure of office is otherwise determined by the shareholders’ meeting.

[1]	A “Prokurist” is a holder of a general commercial power of attorney called “Prokura”, § 48 Commercial Code

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(3) With the election of a Supervisory Board member, a substitute member may be nominated at the same time who will become a member of the Supervisory Board if the Supervisory Board member resigns prior to expiry of his/her tenure of office without a successor having been elected. The office of a substitute who has advanced to the Supervisory Board shall cease to exist as soon as a successor to the retired Supervisory Board member has been elected, at the latest upon expiry of the tenure of office of the retired Supervisory Board member.

(4) Members and substitute members of the Supervisory Board may resign from their office by written notice to the Chairman of the Supervisory Board or to the Board of Management, giving notice of four weeks.

§ 10

Chairman and Deputy Chairman

(1) The Supervisory Board shall elect from its members in accordance with § 27 (1) and (2) of the Codetermination Act a Chairman and a Deputy Chairman for the tenure of office as laid down in § 9 (2) of these

Articles of Incorporation. The election shall take place at the close of the shareholders’ meeting in which the Supervisory Board members representing the shareholders and elected by the shareholders’ meeting, have been elected, in a meeting that has not been specially convened. If the Chairman or the Deputy Chairman resigns prior to expiry of his tenure of office, the Supervisory Board shall hold a new election to cover the remainder of the retired person’s tenure of office.

(2) Immediately following election of the Chairman and the Deputy Chairman the Supervisory Board shall establish, for the purpose of discharging the function set out in § 31 (3) of the Codetermination Act, a committee composed of the Chairman, the Deputy Chairman and one member elected by the employee members and one member elected by the shareholder members by a majority of votes cast.

§ 11

Rules of Procedure

The Supervisory Board shall adopt its Rules of Procedure within the limits of mandatory legal provisions and the provisions of these Articles of Incorporation. These Rules of Procedure of the Supervisory Board shall stipulate that certain kinds of transaction, in particular

-	those which fundamentally change the net worth, financial position and results of the Corporation or the Corporation risk exposure, and

-	those that establish, dissolve, acquire or sell equity interests in enterprises above a limit to be determined by the Supervisory Board in the Rules of Procedure,

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can only be conducted with the consent of the Supervisory Board. The Supervisory Board may give revocable consent in advance to a certain group of transactions in general or to individual transactions that meet certain requirements.

§ 12

Pledge of Secrecy

Supervisory Board members shall - even after retirement from office - observe secrecy with regard to confidential data and secrets of the Corporation, specifically trade and operating secrets to which they have gained access through serving on the Supervisory Board.

§ 13

Remuneration

(1) In addition to reimbursement for cash expenses and value-added tax paid on remuneration and expenses, the members of the Supervisory Board shall receive:

a)	a fixed annual remuneration amounting to € 20,000.00;

b)	a performance-related annual remuneration amounting to € 300.00 for each whole € 0.01 that the net profit per no par value share exceeds € 0.50 in the financial year for which the remuneration is paid;

c)	a performance-related annual remuneration as a long-term incentive amounting to € 300.00 for every 4.0 % that the net profit per no par value share in the second financial year (reference year) following the financial year in question exceeds the net profit per no par value share in the financial year preceding the financial year in question. The performance-related annual remuneration as a long-term incentive for the financial year in question shall be no more than the performance-related annual remuneration as the long-term incentive for the financial year preceding the financial year in question unless the net revenue in the reference year exceeds the net revenue of the financial year preceding the financial year in question.

Neither the remuneration pursuant to (b) nor the remuneration pursuant to (c) may exceed the fixed annual remuneration pursuant to (a). The remuneration pursuant to (b) may not exceed a total of 0.02 % of the Corporation’s unappropriated net income reported in the approved annual financial statements of the financial year in question, reduced by an amount of 4.0 % of the contributions made on the lowest issue price of the shares at the end of the financial year.

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(2) The Chairman of the Supervisory Board shall receive two times the amount, and the Deputy Chairman, one and a half times the amount of remuneration pursuant to (1) hereof.

(3) Moreover, remuneration shall be increased by 0.5 times the amount pursuant to (1) hereof for every membership on a Supervisory Board committee and by an additional 0.5 times for every chairmanship held on a Supervisory Board committee, but by no more than two times the amount in (1) hereof. The membership or chairmanship held on a committee formed pursuant to § 27 (3) of the Codetermination Act or, the Nomination Committee shall not be taken into account when applying sentence 1.

(4) In addition, members of the Supervisory Board shall receive an attendance fee amounting to € 200.00 for each meeting of the Supervisory Board or its committees that they attend.

(5) Members of the Supervisory Board who are on the Supervisory Board for only part of the financial year in question shall receive one twelfth of the remuneration for every month of membership or part thereof. The same shall apply to the increase in remuneration for the Supervisory Board Chairman and Deputy Chairman pursuant to (2) hereof and to the increase in remuneration for Supervisory Board committee membership or chairmanship pursuant to (3) hereof.

(6) Remuneration pursuant to 1 (a) and (b) hereof and the attendance fee shall fall due at the end of the shareholders’ meeting to which the consolidated financial statements for the financial year in question are presented or which decides on its approval. Remuneration pursuant to (1) (c) hereof shall fall due at the end of the shareholders’ meeting to which the consolidated financial statements for the reference year are presented or which decides on its approval.

(7) In calculating the remuneration pursuant to (1) hereof, the net profit and net revenue reported in the consolidated financial statements approved and endorsed with the unqualified audit opinion for the relevant financial year shall be decisive. In calculating the net profit per no par value share, the number of no par value shares issued (total number) at the end of the financial year in question or, in the event of remuneration pursuant to (1) (c) hereof, at the end of the financial year preceding the financial year in question and at the end of the reference year, less the Corporation’s treasury shares that it holds at that time in each case, shall be decisive.

(8) The fixed annual remuneration pursuant to (1) (a) hereof, the performance-related annual remuneration pursuant to (1) (b) hereof and the performance-related annual remuneration as a long-term incentive pursuant to (1) (c) hereof shall be paid for the first time for the 2004 financial year.

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(9) If the total number of the Corporation’s no par value shares changes after the start of the 2004 financial year as a result of a share split, a combining of no par value shares or a capital increase from the Corporation’s own resources by issuing new no par value shares (capital transaction), the relevant number of no par value shares pursuant to (7) sentence 2 hereof used for the purpose of calculating net profit per no par value share shall be adjusted for every such capital transaction that occurs prior to the date that is decisive for the calculation in order to avoid a dilution effect. The adjustment shall be made by multiplying the relevant number of shares with the quotient obtained by dividing the total number of no par value shares in existence immediately prior to the capital transaction by the total number of no par value shares in existence immediately after the capital transaction.

V. Shareholders’ Meeting

§ 14

Venue and Convocation

(1) The shareholders’ meeting shall take place at the headquarters of the Corporation, or at the location of a German stock exchange or in a German city with a population of more than 250,000.

(2) Convocation must be published in the electronic Federal Gazette at least thirty days prior to the date by which shareholders have to register for the shareholders’ meeting (§ 16 (1)); the last date by which shareholders have to register for the shareholders’ meeting shall not be counted. If the deadline falls on a Sunday, a legally recognized public holiday at the headquarters of the Corporation or on a Saturday, the preceding working day shall take the place of this day.

§ 15

Audio and Video Transmissions

(1) If the Chairman of the meeting is in agreement, Supervisory Board members may exceptionally be allowed to participate in the shareholders’ meeting by means of audio and video transmission, if as a result of their residency abroad they would have to undertake a considerable journey to arrive at the venue of the shareholders’ meeting.

(2) The Corporation may transmit the shareholders’ meeting in audio and video in its entirety, if so decided by the Board of Management and Supervisory Board and announced at the time the meeting is called.

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§ 16

Right to Participate and Voting Right

(1) Eligible to participate in and to exercise their voting rights at the shareholders’ meeting shall be those shareholders who are included in the share register and who have registered on time with the Corporation in writing, by fax or, if the Board of Management so decides, by electronic means to be stipulated in the convocation. The Corporation must receive the registration at the address stipulated for this purpose when the shareholders’ meeting is called no later than on the seventh day before the shareholders’ meeting. § 14 (2) sentence 2 shall apply accordingly.

(2) Voting rights may be exercised by a proxy. If neither a credit institution nor an association of shareholders is granted a proxy, the proxy must be granted in writing or, if the Board of Management so decides, by electronic means to be stipulated in the convocation. The written form is also adhered to if the Corporation receives the signed proxy document by fax, at the fax number specified when the shareholders’ meeting is called, by the deadline for registration stipulated in (1) hereof.

§ 17

Chairmanship of the Shareholders’ Meeting

(1) The shareholders’ meeting shall be chaired by the Chairman of the Supervisory Board or, in case of him being prevented, by another Supervisory Board member representing the shareholders to be determined by the Supervisory Board.

(2) The Chairman shall chair the meeting. He shall determine the order of discussion of agenda items as well as the manner and order of voting. He may set an appropriate time limit for shareholders’ right to speak and ask questions; he can, in particular, appropriately determine the length of the Shareholders’ Meeting and the time allotted for discussing items on the agenda or for any individual questions or comments.

§ 18

Passing Resolutions

(1) Each no par value share shall grant one vote in the shareholders’ meeting.

(2) Resolutions shall, unless mandatory legal provisions stipulate otherwise, be passed by a simple majority of votes cast and, where the law prescribes a majority shareholding in addition to a majority vote, by a simple majority of capital stock represented at such time as the resolution is passed.

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VI. Annual Financial Statements and Appropriation of Net Income

§ 19

Annual Financial Statements and Ordinary Shareholders’ Meeting

(1) The Board of Management shall submit to the Supervisory Board the annual financial statements and the management report as well as the consolidated financial statements and the Group management report for the previous year within the first three months of the financial year without delay after the preparation thereof. The Board of Management must submit the proposal for the appropriation of net income to the Supervisory Board at the same time. §§ 298 (3) and 315 (3) German Commercial Code (HGB) remain unaffected.

(2) After receipt of the report from the Supervisory Board, the Board of Management shall convene without undue delay the ordinary shareholders’ meeting, which shall take place within the first eight months of each financial year. It shall rule on the approval of the actions of the Board of Management and the Supervisory Board, on the choice of auditor and on appropriation of net income for the year.

(3) The Board of Management and the Supervisory Board shall be empowered, at the time of adoption of the annual financial statements, to allocate to other reserves wholly or in part the net income for the year remaining after deduction of the amounts to be allocated to the legal reserves and of any loss carried forward. Allocating a larger part than half of the net income for the year shall not be permitted where the other retained earnings would exceed half of the capital stock following allocation.

(4) The unappropriated net income for the year shall be distributed among the shareholders unless the shareholders’ meeting decides on a different appropriation.

(5) The shareholders’ meeting may also decide to pay dividends in kind if these assets are such as can be traded on a market as defined by § 3 (2) of the Stock Corporation Act (Aktiengesetz).

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VII. Commencement of Business

§ 20

Commencement of Business

Deutsche Telekom AG business shall commence on 1 January 1995. As from that date, Deutsche Bundespost TELEKOM acts shall be deemed pursued for the account of Deutsche Telekom AG.

VIII. Final provisions

§ 21

Authorization to Change the Wording of the Articles of Incorporation

The Supervisory Board is hereby authorized to make changes in the Articles of Incorporation that merely affect the wording. Moreover, it may bring the Articles of Incorporation into line with new statutory requirements that are binding on the Corporation without the need for a resolution by the shareholders’ meeting.

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